As filed with the Securities and Exchange Commission on December 31, 1997
                        Securities Act File No. 33-53800
                    Investment Company Act File No. 811-7324


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
                         Post-Effective Amendment No. 16


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
                                Amendment No. 17
                         GARDNER LEWIS INVESTMENT TRUST
                           105 North Washington Street
                              Post Office Drawer 69
                     Rocky Mount, North Carolina 27802-0069
                            Telephone (919) 972-9922

                               AGENT FOR SERVICE:

                         C. Frank Watson III, Secretary
                           105 North Washington Street
                              Post Office Drawer 69
                     Rocky Mount, North Carolina 27802-0069


                                 With copies to:
                            M. Guy Brooks, III, Esq.
                            Poyner & Spruill, L.L.P.
                              3600 Glenwood Avenue
                          Raleigh, North Carolina 27612

It is proposed that this filing will become effective:

 |X|   Immediately upon filing pursuant     |_|   on            , 1997 pursuant
       to Rule 485(b), or                         to Rule 485(b), or

 |_|   60 days after filing pursuant        |_|   on            , 1997 pursuant
       to Rule 485(a)(1),                         to Rule 485(a)(1), or

 | |   75 days after filing pursuant        |_|   on            , 1997 pursuant
       to Rule 485(a)(2)                          to Rule 485(a)(2), or


This filing also includes the Prospectus and Statement of Additional Information of The Chesapeake Growth Fund, formerly The Chesapeake Fund, which are incorporated herein by reference to Post-Effective Amendment No. 13 to the Registrant's Registration Statement on Form N-1A filed with the Commission on June 30, 1997.

This filing also includes the Prospectus and Statement of Additional Information of The Chesapeake Core Growth Fund, which are incorporated herein by reference to Post-Effective Amendment No. 14 to the Registrant's Registration Statement on Form N-1A filed with the Commission on September 3, 1997.

This filing also includes the supplement to the Prospectus and Statement of Additional Information of The Chesapeake Growth Fund, which is incorporated herein by reference to Post-Effective Amendment No. 15 to the Registrant's Registration Statement on Form N-1A filed with the Commission on October 9, 1997.

                                     PART A

                                                          Cusip Number 36559B104
PROSPECTUS                                                   NASDAQ Symbol CPGRX


                                 THE CHESAPEAKE
                             AGGRESSIVE GROWTH FUND


The investment objective of The Chesapeake Aggressive Growth Fund (the "Fund") is to seek capital appreciation through investments in equity securities, consisting primarily of common and preferred stocks and securities convertible into common stocks. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the investment policies described in this Prospectus.

                               INVESTMENT ADVISOR
                         Gardner Lewis Asset Management
                            Chadds Ford, Pennsylvania

Prior to November 1, 1997, the Fund was known as "The Chesapeake Growth Fund." The Board of Trustees determined that renaming the Fund more accurately reflected the investment objectives and policies of the Fund.

The Fund is a diversified series of the Gardner Lewis Investment Trust (the "Trust"), a registered open-end management investment company. This Prospectus provides you with the basic information you should know before investing in the Fund. The Prospectus should be read and kept for future reference.

A Statement of Additional Information containing additional information about the Fund has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference in this Prospectus in its entirety. The Fund's address is Post Office Box 4365, Rocky Mount, North Carolina 27803-0365, and its telephone number is 1-800-430-3863. A copy of the Statement of Additional Information may be obtained at no charge by calling the Fund. The SEC also maintains an Internet Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund.


Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any financial institution, and Fund shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the Fund involves risks, including the possible loss of principal.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus and the Statement of Additional Information is December 31, 1997.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.......................................................  2

FEE TABLE................................................................  2

FINANCIAL HIGHLIGHTS.....................................................  3

INVESTMENT OBJECTIVE AND POLICIES........................................  5

RISK FACTORS.............................................................  7

INVESTMENT LIMITATIONS...................................................  8

FEDERAL INCOME TAXES.....................................................  9

DIVIDENDS AND DISTRIBUTIONS.............................................. 10

HOW SHARES ARE VALUED.................................................... 10

HOW SHARES MAY BE PURCHASED.............................................. 10

HOW SHARES MAY BE REDEEMED............................................... 14

MANAGEMENT OF THE FUND................................................... 16

OTHER INFORMATION........................................................ 18

This Prospectus is not an offering of the securities herein described in any state in which the offering is unauthorized. No sales representative, dealer or other person is authorized to give any information or make any representations other than those contained in this Prospectus. The Fund reserves the right in its sole discretion to withdraw all or any part of the offering made by this Prospectus or to reject purchase orders. All orders to purchase shares are subject to acceptance by the Fund and are not binding until confirmed or accepted in writing.

NOTICE:  CLOSURE OF FUND TO MOST NEW INVESTORS

In December 1994, the Advisor determined that the Fund had reached an asset base that allowed for both efficiency and maneuverability. Because the Fund did not wish to compromise this position, the Board of Trustees of the Trust determined that it would be advisable to close the Fund to most new investors effective December 23, 1994. Shareholders who maintain open Fund accounts originally established prior to December 23, 1994 (or established after that date under the limited circumstances described below) may make additional investments in the Fund and reinvest any dividends and capital gains distributions. Please note under "HOW SHARES MAY BE REDEEMED" that the Board of Trustees reserves the right to involuntarily redeem any account having a net asset value of less than $25,000. Shareholders who originally established Fund accounts prior to December 23, 1994 (or who established such accounts after that date under the limited circumstances described below) but who have redeemed or who redeem their Fund account in full (i.e., close their accounts) may not make additional investments in the Fund except under the limited circumstances described below. The Fund will currently accept new accounts only under limited circumstances. The Fund, in its sole discretion, may accept new Fund accounts from Trustees and officers and their families and certain parties related thereto, including clients of the Advisor and other investment advisors registered under the Investment Advisors Act of 1940. These additional investments in the Fund, if accepted, will generally be under circumstances in which the Advisor deems it appropriate to maintain the Fund's asset base, which may be reduced from time to time by redemptions by other shareholders or market conditions. The Fund may resume unlimited sales of shares to the public at some future date.

                               PROSPECTUS SUMMARY

The Fund. The Chesapeake Aggressive Growth Fund (the "Fund") is a diversified series of the Gardner Lewis Investment Trust (the "Trust"), a registered open-end management investment company organized as a Massachusetts business trust.
See "Other Information - Description of Shares."

Offering Price. Shares in the Fund are offered at net asset value plus a 3.0% sales charge, which is reduced on purchases involving larger amounts. The minimum initial investment is $25,000. The minimum subsequent investment is $500 ($100 for those participating in the Automatic Investment Plan). See "How Shares May be Purchased."

Investment Objective and Special Risk Considerations. The investment objective of the Fund is to seek capital appreciation through investments in equity securities, consisting primarily of common and preferred stocks and securities convertible into common stocks. Realization of current income is not a significant investment consideration, and any income realized will be incidental to the Fund's objective. See "Investment Objective and Policies." The Fund is not intended to be a complete investment program, and there can be no assurance that the Fund will achieve its investment objective.

While the Fund will invest primarily in common stocks traded in U.S. securities markets, some of the Fund's investments may include foreign securities, illiquid securities, and securities purchased subject to a repurchase agreement or on a "when-issued" basis, which involve certain risks. The Fund's portfolio will also contain a significant amount of securities of smaller capitalization companies, which may exhibit more volatility than medium and larger capitalization companies. The Fund may borrow only under certain limited conditions (including to meet redemption requests) and not to purchase securities. It is not the intent of the Fund to borrow except for temporary cash requirements. Borrowing, if done, would tend to exaggerate the effects of market and interest rate fluctuations on the Fund's net asset value until repaid. See "Risk Factors."

Manager. Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment policies, Gardner Lewis Asset Management of Chadds Ford, Pennsylvania (the "Advisor"), manages the Fund's investments. The Advisor currently manages approximately $3.5 billion in assets. For its advisory services, the Advisor receives a monthly fee based on the Fund's daily net assets at the annual rate of 1.25%. See "Management of the Fund Advisor."

Dividends. Income dividends, if any, are generally paid at least annually; capital gains, if any, are generally distributed at least annually or retained for reinvestment by the Fund. Dividends and capital gains distributions are automatically reinvested in additional shares at net asset value unless the shareholder elects to receive cash. See "Dividends and Distributions."

Distributor. Capital Investment Group, Inc. (the "Distributor") serves as distributor of the Fund's shares. The Distributor may sell Fund shares to or through qualified securities dealers or others. See "Management of the Fund - Distributor."

Redemption of Shares. There is no charge for redemptions, other than possible charges associated with wire transfers of redemption proceeds. Shares may be redeemed at any time at the net asset value next determined after receipt of a redemption request by the Fund. A shareholder who submits appropriate written authorization may redeem shares by telephone. See "How Shares May Be Redeemed."

                                    FEE TABLE

The following table sets forth certain information in connection with the expenses of the Fund for the current fiscal year. The information is intended to assist the investor in understanding the various costs and expenses borne by the Fund, and therefore indirectly by its investors, the payment of which will reduce an investor's return on an annual basis.

                        Shareholder Transaction Expenses

  Maximum sales load imposed on purchases
  (as a percentage of offering price).....................................3.00%1
  Maximum sales load imposed on reinvested dividends........................NONE
  Maximum deferred sales load...............................................NONE
  Redemption fee*...........................................................NONE
  Exchange fee..............................................................NONE

  *The Fund in its discretion may choose to pass through to redeeming shareholders any charges imposed by the Custodian for wiring redemption proceeds. The Custodian currently charges the Fund $7.00 per transaction for wiring redemption proceeds.


                         Annual Fund Operating Expenses
                     (as a percentage of average net assets)

  Investment advisory fees................................................1.25%2
  12b-1 fees................................................................NONE
  Other expenses...........................................................0.17%
  Total operating expenses................................................1.42%2

EXAMPLE: You would pay the following expenses (including the maximum initial sales charge) on a $1,000 investment in the Fund, whether or not you redeem at the end of the period, assuming a 5% annual return:

      1 Year          3 Years          5 Years          10 Years
      ------          -------          -------          --------

        $44             $74             $105              $195

THE FOREGOING SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

1        Reduced for larger purchases.  See "How Shares May Be Purchased - Sales
         Charges."

2 The "Total operating expenses" shown above are based upon actual operating expenses incurred by the Fund for the fiscal year ended August 31, 1997, which were 1.42% of average net assets of the Fund.

See "How Shares May Be Purchased" and "Management of the Fund" below for more information about the fees and costs of operating the Fund. The assumed 5% annual return is required by the Securities and Exchange Commission. The hypothetical rate of return is not intended to be representative of past or future performance of the Fund; the actual rate of return for the Fund may be greater or less than 5%.

                              FINANCIAL HIGHLIGHTS

The financial data included in the table below has been derived from audited financial statements of the Fund. The financial data for the fiscal years ended August 31, 1997, and 1996, has been audited by Deloitte & Touche LLP, independent auditors, whose report covering such periods is included in the Statement of Additional Information. The financial data for the prior fiscal years and period was audited by other independent auditors. This information should be read in conjunction with the Fund's latest audited annual financial statements and notes thereto, which are also included in the Statement of Additional Information, a copy of which may be obtained at no charge by calling the Fund. Further information about the performance of the Fund is contained in the Annual Report of the Fund, a copy of which may be obtained at no charge by calling the Fund.

                                          (For a Share Outstanding Throughout Each Period)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Year Ended     Year Ended      Year Ended     Year Ended      Year Ended
                                                      August 31,     August 31,      August 31,     August 31,      August 31,
                                                           1997           1996            1995           1994            1993*
                                                      ---------      ----------      ----------     ----------      ---------

Net Asset Value, Beginning of Period                    $16.88          $20.70          $13.58          $11.86         $10.00

Income (loss) from investment operations
 Net investment loss                                     (0.22)          (0.18)          (0.15)          (0.05)         (0.01)
 Net realized and unrealized gain(loss)on investments     6.84           (2.53)           7.27            1.98           1.87
                                                          ----           ------           ----            ----           ----
   Total from investment operations                       6.62           (2.71)           7.12            1.93           1.86
                                                          ----           ------           ----            ----           ----

Distributions to shareholders from
 Net investment income                                    0.00            0.00            0.00           (0.16)          0.00
 Net realized gain from investment transactions          (1.06)          (1.11)           0.00           (0.05)          0.00
                                                         ------          ------           ----          ------          -----
   Total distributions                                   (1.06)          (1.11)           0.00           (0.21)          0.00
                                                         ------          ------           ----          ------          -----

Net Asset Value, End of Period                           $22.44         $16.88          $20.70          $13.58         $11.86
                                                         ======         ======          ======          ======         ======

Total return (a)                                          41.14%        (12.81)%         52.45%         16.42%          29.76% (b)

Ratios/supplemental data

 Net Assets, End of Period                         $613,488,902   $460,307,496    $460,286,044    $179,222,758    $25,421,085
                                                   ============   ============    ============    ============    ===========

 Ratio of expenses to average net assets
   Before expense reimbursements and waived fees           1.42%          1.42%           1.43%           1.57%          2.29% (b)
   After expense reimbursements and waived fees            1.42%          1.42%           1.43%           1.49%          1.54% (b)

Ratio of net investment loss to average net assets
 Before expense reimbursements and waived fees            (1.17)%        (1.05)%         (1.07)%         (0.87)%        (1.22)% (b)
 After expense reimbursements and waived fees             (1.17)%        (1.05)%         (1.07)%         (0.79)%        (0.47)% (b)

Portfolio turnover rate                                  115.51%        110.04%          75.42%          66.03%         45.95%

Average commission rate paid (c)                        $0.0568           ____            ____           ____           ____

* For the period from January 4, 1993 (commencement of operations) to August 31, 1993.

(a)      Does not reflect the maximum sales charge of 3.00%.

(b)      Annualized.

(c)      Represents  total  commissions  paid on portfolio  securities  divided by total portfolio shares purchased or sold on which commissions were charged. This disclosure was not required for fiscal years of the Fund ended prior to August 31, 1997.


                        INVESTMENT OBJECTIVE AND POLICIES

Investment Objective. The investment objective of the Fund is to seek capital appreciation through investments in equity securities, consisting primarily of common and preferred stocks and securities convertible into common stocks. Realization of current income is not a significant investment consideration, and any income realized will be incidental to the Fund's objective. The Fund's investment objective and fundamental investment limitations discussed herein may not be altered without the prior approval of a majority of the Fund's shareholders.

Investment Selection. The Fund's portfolio will include equity securities of those companies which the Advisor feels show superior prospects for growth. The Advisor will focus attention on those companies which, in the view of the Advisor, exhibit internal changes such as a promising new product, new distribution strategy, new manufacturing technology, or new management team or management philosophy. Many of the portfolio companies are responsible for technological breakthroughs and/or unique solutions to market needs. Investing in companies which are undergoing internal change, such as implementing new strategies or introducing new technologies, may involve greater than average risk due to their unproven nature. Many of the portfolio companies will be small capitalization companies, which may exhibit more volatility than medium and large capitalization companies. By focusing upon internal rather than external factors, the Fund will seek to minimize the risk associated with macro-economic forces such as changes in commodity prices, currency exchange rates and interest rates.

In selecting portfolio companies, the Advisor uses analysis which includes the growth rate in earnings, financial performance, management strengths and weaknesses, and current market valuation in relation to earnings growth as well as historic and comparable company valuations. The Advisor also analyzes the level and nature of the company's debt, cash flow, working capital and the quality of the company's assets. Typically companies included in the Fund's portfolio will show strong earnings growth versus the previous year's comparable period. Companies that the Advisor determines have excessive levels of debt are generally avoided.

By developing and maintaining contacts with management, customers, competitors and suppliers of current and potential portfolio companies, the Advisor attempts to invest in those companies undergoing positive changes that have not been recognized by "Wall Street" analysts and the financial press. Lack of recognition of these changes often causes securities to be less efficiently priced. The Advisor believes these companies offer unique and potentially superior investment opportunities. The Advisor favors portfolio companies whose price when purchased is between 8 and 19 times projected earnings for the coming year.

While portfolio securities are generally acquired for the long term, they may be sold under any of the following circumstances:

a) the anticipated price appreciation has been achieved or is no longer probable;

b) the company's fundamentals appear, in the analysis of the Advisor, to be deteriorating;

c) general market expectations regarding the company's future performance exceed those expectations held by the Advisor; d) alternative investments offer, in the view of the Advisor, superior potential for appreciation.

The portfolio will be comprised primarily of common stocks, and may include preferred stocks, participating and non-participating preferred stocks, and convertible preferred stock as well as convertible debt. All securities will be traded on domestic and foreign securities exchanges or on the over-the-counter markets. Up to 10% of the Fund's total assets may consist of foreign securities.

The Fund will normally be at least 90% invested in equity securities. As a temporary defensive position, however, when the Advisor determines that market conditions so warrant, the Fund may invest up to 100% of its total assets in investment grade bonds, U.S. Government Securities, repurchase agreements, or money market instruments. When the Fund invests in investment grade bonds, U.S. Government Securities, repurchase agreements, or money market instruments as a temporary defensive measure, it is not pursuing its investment objective. Under normal circumstances, however, money market or repurchase agreement instruments will typically represent a portion of the Fund's portfolio, as funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities and to provide for shareholder redemptions and operational expenses of the Fund.

Money Market Instruments. Money market instruments mature in thirteen months or less from the date of purchase and may include U.S. Government Securities and corporate debt securities (including those subject to repurchase agreements), bankers acceptances and certificates of deposit of domestic branches of U.S. banks, and commercial paper (including variable amount demand master notes) rated in one of the two highest rating categories by any of the nationally recognized securities rating organizations or, if not rated, of equivalent quality in the Advisor's opinion. The Advisor may, when it believes that unusually volatile or unstable economic and market conditions exist, depart from the Fund's investment approach and assume temporarily a defensive portfolio posture, increasing the Fund's percentage investment in money market instruments, even to the extent that 100% of the Fund's total assets may be so invested. See the Statement of Additional Information for a more detailed description of money market instruments.

U.S. Government Securities. The Fund may invest a portion of the portfolio in U.S. Government Securities, defined to be U.S. Government obligations such as U.S. Treasury notes, U.S. Treasury bonds, and U.S. Treasury bills, obligations guaranteed by the U.S. Government such as Government National Mortgage Association ("GNMA") as well as obligations of U.S. Government authorities, agencies and instrumentalities such as Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), Federal Home Administration ("FHA"), Federal Farm Credit Bank ("FFCB"), Federal Home Loan
Bank ("FHLB"), Student Loan Marketing Association ("SLMA"), and The Tennessee Valley Authority. U.S. Government Securities may be acquired subject to repurchase agreements. While obligations of some U.S. Government sponsored entities are supported by the full faith and credit of the U.S. Government (e.g.
GNMA), several are supported by the right of the issuer to borrow from the U.S. Government (e.g. FNMA, FHLMC), and still others are supported only by the credit of the issuer itself (e.g. SLMA, FFCB). No assurances can be given that the U.S. Government will provide financial support to U.S. Government agencies or instrumentalities in the future, since it is not obligated to do so by law. The guarantee of the U.S. Government does not extend to the yield or value of the Fund's shares.

Repurchase Agreements. The Fund may acquire U.S. Government Securities or corporate debt securities subject to repurchase agreements. A repurchase agreement transaction occurs when the Fund acquires a security and simultaneously resells it to the vendor (normally a member bank of the Federal Reserve or a registered Government Securities dealer) for delivery on an agreed upon future date. The repurchase price exceeds the purchase price by an amount which reflects an agreed upon market interest rate earned by the Fund effective for the period of time during which the repurchase agreement is in effect. Delivery pursuant to the resale typically will occur within one to five days of the purchase. The Fund will not enter into a repurchase agreement which will cause more than 10% of its net assets to be invested in repurchase agreements which extend beyond seven days. In the event of the bankruptcy of the other party to a repurchase agreement, the Fund could experience delays in recovering its cash or the securities lent. To the extent that in the interim the value of the securities purchased may have declined, the Fund could experience a loss. In all cases, the creditworthiness of the other party to a transaction is reviewed and found satisfactory by the Advisor. Repurchase agreements are, in effect, loans of Fund assets. The Fund will not engage in reverse repurchase transactions, which are considered to be borrowings under the Investment Company Act of 1940, as amended (the "1940 Act").

The Fund may invest up to 10% of its total assets in foreign securities. The same factors would be considered in selecting foreign securities as with domestic securities. Foreign securities investment presents special considerations not typically associated with investments in domestic securities. Foreign taxes may reduce income. Currency exchange rates and regulations may cause fluctuations in the value of foreign securities. Foreign securities are subject to different regulatory environments than in the United States and, compared to the United States, there may be a lack of uniform accounting, auditing and financial reporting standards, less volume and liquidity and more volatility, less public information, and less regulation of foreign issuers. Countries have been known to expropriate or nationalize assets, and foreign investments may be subject to political, financial or social instability or adverse diplomatic developments. There may be difficulties in obtaining service of process on foreign issuers and difficulties in enforcing judgments with respect to claims under the United States securities laws against such issuers. Favorable or unfavorable differences between U.S. and foreign economies could affect foreign securities values. The United States Government has, in the past, discouraged certain foreign investments by United States investors through taxation or other restrictions, and it is possible that such restrictions could be imposed again. Foreign securities markets have substantially less volume than the New York Stock Exchange and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. In addition to the fluctuation inherent in any equity investment, there is an additional risk of fluctuation when valuing foreign securities based solely on the relative exchange rates between U.S. currency (the valuation method for the Fund) and the currency in which the foreign security is traded. While the share value of the foreign security may increase, its value to the Fund may decrease due to changes in currency exchange rates.

Because of the inherent risk of foreign securities over domestic issues, the Fund will generally limit foreign investments to those traded domestically as American Depository Receipts ("ADRs"). ADRs are receipts issued by a U.S. bank or trust company evidencing ownership of securities of a foreign issuer. ADRs may be listed on a national securities exchange or may trade in the over-the-counter market. The prices of ADRs are denominated in U.S. dollars while the underlying security may be denominated in a foreign currency.

The Fund may invest in both sponsored and unsponsored ADRs. Unsponsored ADR programs are organized independently and without the cooperation of the issuer of the underlying foreign securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, and the prices of unsponsored ADRs may be more volatile than if such instruments were sponsored by the issuer. The issuers of the securities underlying unsponsored ADRs are not obligated to disclose material information in the U.S. and, therefore, there may be no correlation between such information and the market value of the ADRs. Because of the additional risks inherent in unsponsored ADRs, the Fund will tend to invest in sponsored ADRs over unsponsored ADRs, to the extent it invests in ADRs.

ADRs purchased by the Fund, if any, will not be considered foreign securities for purposes of the 10% limit on investments in foreign securities. To the extent the Fund invests in other foreign securities, subject to the 10% limit, it will generally limit such investments to foreign securities traded on foreign securities exchanges.

Investment Companies. In order to achieve its investment objective, the Fund may invest up to 10% of the value of its total assets in securities of other investment companies whose investment objectives are consistent with the Fund's investment objective. The Fund will not acquire securities of any one investment company if, immediately thereafter, the Fund would own more than 3% of such company's total outstanding voting securities, securities issued by such company would have an aggregate value in excess of 5% of the Fund's total assets, or securities issued by such company and securities held by the Fund issued by other investment companies would have an aggregate value in excess of 10% of the Fund's total assets. To the extent the Fund invests in other investment companies, the shareholders of the Fund would indirectly pay a portion of the operating costs of the underlying investment companies. These costs include management, brokerage, shareholder servicing and other operational expenses. Shareholders of the Fund would then indirectly pay higher operational costs than if they owned shares of the underlying investment companies directly.

Real Estate Securities. The Fund will not invest in real estate or real estate mortgage loans (including limited partnership interests), but may invest in readily marketable securities secured by real estate or interests therein or issued by companies that invest in real estate or interests therein. The Fund may also invest in readily marketable interests in real estate investment trusts ("REITs"). REITs are generally publicly traded on the national stock exchanges and in the over-the-counter market and have varying degrees of liquidity. Although the Fund is not limited in the amount of these types of real estate securities it may acquire, it is not presently expected that within the next 12 months the Fund will have in excess of 5% of its total assets in real estate securities.

                                  RISK FACTORS

Investment Policies and Techniques. Reference should be made to "Investment Objective and Policies" above for a description of special risks presented by the investment policies of the Fund and the specific securities and investment techniques that may be employed by the Fund, including the risks associated with repurchase agreements and foreign securities. A more complete discussion of certain of these securities and investment techniques and their associated risks is contained in the Statement of Additional Information.

To the extent that the major portion of the Fund's portfolio consists of common stocks, it may be expected that the net asset value will be subject to greater fluctuation than a portfolio containing mostly fixed income securities. To the extent that the Advisor seeks to identify the securities of companies which are undergoing internal change, such as implementing new strategies or introducing new technologies, investment in the Fund may involve greater than average risk due to the unproven nature of such securities. These securities will include a significant amount of securities of small capitalization companies. To the extent the Fund's assets are invested in small capitalization companies, that portion of the Fund's portfolio may exhibit more volatility than the portion invested in medium and large capitalization companies. Because there is risk in any investment, there can be no assurance the Fund will achieve its investment objective.

The Fund sells portfolio securities without regard to the length of time they have been held in order to take advantage of investment opportunities. Nevertheless, by utilizing the approach to investing described herein, portfolio turnover in the Fund is expected to average between 75% and 100% and will generally not exceed 125%. Portfolio turnover generally involves some expense to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and the reinvestment in other securities. The degree of portfolio activity may also have an effect on the tax consequences of capital gain distributions. See "Financial Highlights" for the Fund's portfolio turnover rate for prior fiscal periods.

Borrowing. The Fund may borrow, temporarily, up to 5% of its total assets for extraordinary or emergency purposes and 15% of its total assets to meet redemption requests, which might otherwise require untimely disposition of portfolio holdings. To the extent the Fund borrows for these purposes, the effects of market price fluctuations on portfolio net asset value will be exaggerated. If, while such borrowing is in effect, the value of the Fund's assets declines, the Fund could be forced to liquidate portfolio securities when it is disadvantageous to do so. The Fund would incur interest and other transaction costs in connection with borrowing. The Fund will borrow only from a bank. The Fund will not make any investments if the borrowing exceeds 5% of its assets until such time as repayment has been made to bring the total borrowing below 5% of its total assets.

Illiquid Investments. The Fund may invest up to 10% of its net assets in illiquid securities. Illiquid securities are those that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price at which they are valued. Under the supervision of the Board of Trustees, the Advisor determines the liquidity of the Fund's investments. The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid securities before maturity may be time consuming and expensive, and it may be difficult or impossible for the Fund to sell illiquid investments promptly at an acceptable price. The Fund will not invest in restricted securities, which generally cannot be sold to the public without registration under the federal securities laws.

Forward Commitments and When-Issued Securities. The Fund may purchase when-issued securities and commit to purchase securities for a fixed price at a future date beyond customary settlement time. The Fund is required to hold and maintain in a segregated account until the settlement date, cash, U.S. Government Securities or high-grade debt obligations in an amount sufficient to meet the purchase price. This requirement must be met unless the Fund enters into offsetting contracts for the forward sale of other securities it owns. Purchasing securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in value of the Fund's other assets. In addition, no income accrues to the purchaser of when-issued securities during the period prior to issuance. Although the Fund would generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring securities for its portfolio, the Fund may dispose of a when-issued security or forward commitment prior to settlement if the Advisor deems it appropriate to do so. The Fund may realize short-term gains or losses upon such sales.

                             INVESTMENT LIMITATIONS

To limit the Fund's exposure to risk, the Fund has adopted certain fundamental investment limitations which, together with its investment objective, are fundamental policies which may not be changed without shareholder approval. Some of these restrictions are that the Fund will not: (1) issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of the Fund's total assets or, (b) in order to meet redemption requests, in amounts not exceeding 15% of its total assets. The Fund will not make any investments if borrowing exceeds 5% of its total assets until such time as total borrowing represents less than 5% of Fund assets; (2) make loans of money or securities, except that the Fund may invest in repurchase agreements (but repurchase agreements having a maturity of longer than seven days, together with other illiquid securities, are limited to 10% of the Fund's net assets);
(3) invest in securities of issuers which have a record of less than three years continuous operation (including predecessors and, in the case of bonds, guarantors), if more than 5% of its total assets would be invested in such securities; (4) write, purchase or sell puts, calls, warrants or combinations thereof, or purchase or sell commodities, commodities contracts, futures contracts or related options; (5) invest in oil, gas or mineral leases or exploration programs, or real estate (except the Fund may invest in readily marketable securities of companies that own or deal in such things); (6) invest more than 5% of its total assets at market in the securities of any one issuer nor hold more than 10% of the voting stock of any issuer; (7) invest in restricted securities; (8) invest more than 10% of the Fund's assets in foreign securities (excluding ADRs), and (9) invest more than 25% of the Fund's total assets in the securities of issuers in any one industry (other than U.S. Government Securities). See "Investment Limitations" in the Fund's Statement of Additional Information for a complete list of investment limitations.

If the Board of Trustees of the Trust determines that the Fund's investment objective can best be achieved by a substantive change in a non-fundamental investment limitation, the Board can make such change without shareholder approval and will disclose any such material changes in the then current Prospectus. Any limitation that is not specified in the Fund's Prospectus, or in the Statement of Additional Information, as being fundamental, is non-fundamental. If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund's portfolio securities will not constitute a violation of such limitation. In order to permit the sale of the Fund's shares in certain states, the Fund may make commitments that are more restrictive than the investment policies and limitations described above and in the Statement of Additional Information. Such commitments may have an effect on the investment performance of the Fund. Should the Fund determine that any such commitment is no longer in the best interests of the Fund, it may revoke the commitment and terminate sales of its shares in the state involved.

                              FEDERAL INCOME TAXES

Taxation  of the Fund.  The  Internal  Revenue  Code of 1986,  as  amended  (the
"Code"), treats each series in the Trust, including the Fund, as a separate regulated investment company. Each series of the Trust, including the Fund, intends to qualify or remain qualified as a regulated investment company under the Code by distributing substantially all of its "net investment income" to shareholders and meeting other requirements of the Code. For the purpose of calculating dividends, net investment income consists of income accrued on portfolio assets, less accrued expenses. Upon qualification, the Fund will not be liable for Federal income taxes to the extent earnings are distributed. The Board of Trustees retains the right for any series of the Trust, including the Fund, to determine for any particular year if it is advantageous not to qualify as a regulated investment company. Regulated investment companies, such as each series of the Trust, are subject to a non-deductible 4% excise tax to the extent they do not distribute the statutorily required amount of investment income, determined on a calendar year basis, and capital gain net income, using an October 31 year-end measuring period. The Fund intends to declare or distribute dividends during the calendar year in an amount sufficient to prevent imposition of the 4% excise tax.

Taxation of Shareholders. For Federal income tax purposes, any dividends and distributions from short-term capital gains that a shareholder receives in cash from the Fund or which are re-invested in additional shares will be taxable ordinary income. If a shareholder is not required to pay a tax on income, he will not be required to pay federal income taxes on the amounts distributed to him. A dividend declared in October, November or December of a year and paid in January of the following year will be considered to be paid on December 31 of the year of declaration.

Distributions paid by the Fund from long-term capital gains, whether received in cash or reinvested in additional shares, are taxable as long-term capital gains, regardless of the length of time an investor has owned shares in the Fund. Capital gain distributions are made when the Fund realizes net capital gains on sales of portfolio securities during the year. Dividends and capital gain distributions paid by the Fund shortly after shares have been purchased, although in effect a return of investment, are subject to Federal income taxation.

The sale of shares of the Fund is a taxable event and may result in a capital gain or loss. Capital gain or loss may be realized from an ordinary redemption of shares or an exchange of shares between two mutual funds (or two series of a mutual fund).

The Trust will inform shareholders of the Fund of the source of their dividends and capital gains distributions at the time they are paid and, promptly after the close of each calendar year, will issue an information return to advise shareholders of the Federal tax status of such distributions and dividends. Dividends and distributions may also be subject to state and local taxes. Shareholders should consult their tax advisors regarding specific questions as to Federal, state or local taxes.

Federal income tax law requires investors to certify that the social security number or taxpayer identification number provided to the Fund is correct and that the investor is not subject to 31% withholding for previous under-reporting to the Internal Revenue Service (the "IRS"). Investors will be asked to make the appropriate certification on their application to purchase shares. If a shareholder of the Fund has not complied with the applicable statutory and IRS requirements, the Fund is generally required by Federal law to withhold and remit to the IRS 31% of reportable payments (which may include dividends and redemption amounts).


                           DIVIDENDS AND DISTRIBUTIONS

The Fund intends to distribute substantially all of its net investment income, if any, in the form of dividends. The Fund may pay dividends, if any, and distribute capital gains, if any, at least annually. The Fund may, however, determine either to distribute or to retain all or part of any long-term capital gains in any year for reinvestment.

Unless a shareholder elects to receive cash, dividends and capital gains will be automatically reinvested in additional full and fractional shares of the Fund at the net asset value per share next determined. Reinvested dividends and capital gains are exempt from any sales load. Shareholders wishing to receive their dividends or capital gains in cash may make their request in writing to the Fund at 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. That request must be received by the Fund prior to the record date to be effective for the next dividend. If cash payment is requested, checks will be mailed within five business days after the distribution of the dividends or capital gains, as applicable. Each shareholder of the Fund will receive a quarterly summary of his or her account, including information regarding reinvested dividends from the Fund. Tax consequences to shareholders of dividends and distributions are the same if received in cash or in additional shares of the Fund.

In order to satisfy certain requirements of the Code, the Fund may declare special year-end dividend and capital gains distribution during December. Such distributions, if received by shareholders by January 31, are deemed to have been paid by the Fund and received by shareholders on December 31 of the prior year.

There is no fixed dividend rate, and there can be no assurance regarding the payment of any dividends or the realization of any gains.

                              HOW SHARES ARE VALUED

Net asset value is determined at the time trading closes on the New York Stock Exchange (currently 4:00 p.m., New York time, Monday through Friday), except on business holidays when the New York Stock Exchange is closed. The net asset value of the shares of the Fund for purposes of pricing sales and redemptions is equal to the total market value of its investments and other assets, less all of its liabilities, divided by the number of its outstanding shares.

Securities that are listed on a securities exchange are valued at the last quoted sales price at the time the valuation is made. Price information on listed securities is taken from the exchange where the security is primarily traded by the Fund. Securities that are listed on an exchange and which are not traded on the valuation date are valued at the mean of the bid and asked prices. Prices for securities traded on foreign exchanges will be converted to the equivalent price in U.S. currency using the published currency exchange rates available at the time of valuation. Unlisted securities for which market quotations are readily available are valued at the latest quoted sales price, if available, otherwise, at the latest quoted bid price. Temporary cash investments with maturities of 60 days or less will be valued at amortized cost, which approximates market value. Securities for which no current quotations are readily available are valued at fair value as determined in good faith using methods approved by the Board of Trustees of the Trust. Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

Fixed  income  securities  will  ordinarily  be traded  on the  over-the-counter market. When market quotations are not readily available, fixed income securities may be valued based on prices provided by a pricing service. The prices provided by the pricing service are generally determined with consideration given to institutional bid and last sale prices and take into account securities prices, yields, maturities, call features, ratings, institutional trading in similar groups of securities, and developments related to specific securities. Such fixed income securities may also be priced based upon a matrix system of pricing similar bonds and other fixed income securities. Such matrix system may be based upon the considerations described above used by other pricing services and information obtained by the pricing agent from the Advisor and other pricing sources deemed relevant by the pricing agent.

                           HOW SHARES MAY BE PURCHASED

Assistance in opening accounts and a purchase application may be obtained from the Fund by calling 1-800-430-3863, or by writing to the address shown below for purchases by mail. Assistance is also available through any broker-dealer authorized to sell shares in the Fund. Payment for shares purchased may also be made through your account at the broker-dealer processing your application and order to purchase. Your investment will purchase shares at the Fund's public offering price next determined after your order is received by the Fund in proper form as indicated herein. The minimum initial investment is $25,000. The minimum subsequent investment is $500 ($100 for participants in the Automatic Investment Plan). The Fund may, in the Advisor's sole discretion, accept certain accounts with less than the stated minimum initial investment. You may invest in the following ways:

Purchases by Mail. Shares may be purchased initially by completing the application accompanying this Prospectus and mailing it, together with a check payable to the Fund, to The Chesapeake Aggressive Growth Fund, 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. Subsequent investments in an existing account in the Fund may be made at any time by sending a check payable to the Fund, to the address stated above. Please enclose the stub of your account statement and include the amount of the investment, the name of the account for which the investment is to be made and the account number.

Purchases by Wire. To purchase shares by wiring federal funds, the Fund must first be notified by calling 1-800-430-3863 to request an account number and furnish the Fund with your tax identification number. Following notification to the Fund, federal funds and registration instructions should be wired through the Federal Reserve System to:

                   First Union National Bank of North Carolina
                   Charlotte, North Carolina
                   ABA # 053000219
                   For The Chesapeake Aggressive Growth Fund
                       Acct #2000000861894
                   For further credit to (shareholder's name and SS# or EIN#)

It is important that the wire contain all the information and that the Fund receive prior telephone notification to ensure proper credit. A completed application with signature(s) of registrant(s) must be mailed to the Fund immediately after the initial wire as described under "Purchases by Mail" above. Investors should be aware that some banks may impose a wire service fee.

General. All purchases of shares are subject to acceptance and are not binding until accepted. The Fund reserves the right to reject any application or investment. Orders received by the Fund and effective prior to the time trading closes on the New York Stock Exchange (currently 4:00 p.m., New York time, Monday through Friday) will purchase shares at the public offering price determined at that time. Orders received by the Fund and effective after the close of trading, or on a day when the New York Stock Exchange is not open for business, will purchase shares at the public offering price next determined. For orders placed through a qualified broker-dealer, such firm is responsible for promptly transmitting purchase orders to the Fund. Investors may be charged a fee if they effect transactions in the Fund through a broker or agent.

The Fund may enter into agreements with one or more brokers, including discount brokers and other brokers associated with investment programs, including mutual fund "supermarkets," pursuant to which such brokers may be authorized to accept on the Fund's behalf purchase and redemption orders that are in "good form." Such brokers may be authorized to designate other intermediaries to accept purchase and redemption orders on the Fund's behalf. Under such circumstances, the Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, accepts the order. Such orders will be priced at the Fund's net asset value next determined after they are accepted by an authorized broker or the broker's designee.

If checks are returned unpaid due to nonsufficient funds, stop payment or other reasons, the Trust will charge $20. To recover any such loss or charge, the Trust reserves the right, without further notice, to redeem shares of any Fund of the Trust already owned by any purchaser whose order is canceled, and such a purchaser may be prohibited from placing further orders unless investments are accompanied by full payment by wire or cashier's check.

Payment must be made by check or money order drawn on a U.S. bank and payable in U.S. dollars. Under certain circumstances the Fund, at its sole discretion, may allow payment in kind for Fund shares purchased by accepting securities in lieu of cash. Any securities so accepted would be valued on the date received and included in the calculation of the net asset value of the Fund. See the Statement of Additional Information for additional information on purchases in kind.

The Fund is required by federal law to withhold and remit to the IRS 31% of the dividends, capital gains distributions and, in certain cases, proceeds of redemptions paid to any shareholder who fails to furnish the Fund with a correct taxpayer identification number, who under-reports dividend or interest income or who fails to provide certification of tax identification number. Instructions to exchange or transfer shares held in established accounts will be refused until the certification has been provided. In order to avoid this withholding requirement, you must certify on your application, or on a separate W-9 Form supplied by the Fund, that your taxpayer identification number is correct and that you are not currently subject to backup withholding or you are exempt from backup withholding. For individuals, your taxpayer identification number is your social security number.

Sales Charges. The public offering price of shares of the Fund equals net asset value plus a sales charge. Capital Investment Group, Inc. (the "Distributor"), Post Office Box 32249, Raleigh, North Carolina 27622, receives this sales charge as Distributor and may reallow it in the form of dealer discounts and brokerage commissions as follows:

                                                   Sales                   Sales
                                                 Charge As               Charge As            Dealers Discounts
                                                 % of Net               % of Public             and Brokerage
        Amount of Transaction                     Amount                 Offering            Commissions as % of
      At Public Offering Price                   Invested                  Price            Public Offering Price
      ------------------------                   --------                ---------          ---------------------
    Less than $50,000....................          3.09%                   3.00%                   2.80%
    $50,000  but less than $250,000......          2.04%                   2.00%                   1.80%
    $250,000 or more.....................          1.01%                   1.00%                   0.90%


At times the Distributor may reallow the entire sales charge to selected dealers. From time to time dealers who receive dealer discounts and brokerage commissions from the Distributor may reallow all or a portion of such dealer discounts and brokerage commissions to other dealers or brokers. Pursuant to the terms of the Distribution Agreement, the sales charge payable to the Distributor and the dealer discounts may be suspended, terminated or amended. Dealers who receive 90% or more of the sales charge may be deemed to be "underwriters" under the federal securities laws.

The dealer discounts and brokerage commissions schedule above applies to all dealers who have agreements with the Distributor. The Distributor, at its expense, may also provide additional compensation to dealers in connection with sales of shares of the Fund. Compensation may include financial assistance to dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising campaigns regarding the Fund, and/or other dealer-sponsored special events. In some instances, this compensation may be made available only to certain dealers whose representatives have sold or are expected to sell a significant amount of such shares. Compensation may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives and members of their families to locations within or outside of the United States for meetings or seminars of a business nature. Dealers may not use sales of the Fund shares to qualify for this compensation to the extent such may be prohibited by the laws of any state or any self-regulatory agency, such as the National Association of Securities Dealers, Inc. None of the aforementioned compensation is paid for by the Fund or its shareholders.

Reduced Sales Charges

     Concurrent Purchases. For purposes of qualifying for a lower sales charge, investors have the privilege of combining concurrent purchases of the Fund and another series of the Trust affiliated with the Advisor and sold with a sales charge. For example, if a shareholder concurrently purchases shares in another series of the Trust affiliated with the Advisor and sold with a sales charge at the total public offering price of $25,000, and shares in the Fund at the total public offering price of $25,000, the sales charge would be that applicable to a $50,000 purchase as shown in the appropriate table above. This privilege may be modified or eliminated at any time or from time to time by the Trust without notice thereof.

     Rights of Accumulation. Pursuant to the right of accumulation, investors are permitted to purchase shares at the public offering price applicable to the total of (a) the total public offering price of the shares of the Fund then being purchased plus (b) an amount equal to the then current net asset value of the purchaser's combined holdings of the shares of all of the series of the Trust affiliated with the Advisor and sold with a sales charge. To receive the applicable public offering price pursuant to the right of accumulation, investors must, at the time of purchase, provide sufficient information to permit confirmation of qualification, and confirmation of the purchase is subject to such verification. This right of accumulation may be modified or eliminated at any time or from time to time by the Trust without notice.

     Letters of Intent. Investors may qualify for a lower sales charge by executing a letter of intent. A letter of intent allows an investor to purchase shares of the Fund over a 13-month period at reduced sales charges based on the total amount intended to be purchased plus an amount equal to the then current net asset value of the purchaser's combined holdings of the shares of all of the series of the Trust affiliated with the Advisor and sold with a sales charge. Thus, a letter of intent permits an investor to establish a total investment goal to be achieved by any number of purchases over a 13-month period. Each investment made during the period receives the reduced sales charge applicable to the total amount of the intended investment.

The letter of intent does not obligate the investor to purchase, or the Fund to sell, the indicated amount. If such amount is not invested within the period, the investor must pay the difference between the sales charge applicable to the purchases made and the charges previously paid. If such difference is not paid by the investor, the Distributor is authorized by the investor to liquidate a sufficient number of shares held by the investor to pay the amount due. On the initial purchase of shares, if required (or subsequent purchases, if necessary) shares equal to at least five percent of the amount indicated in the letter of intent will be held in escrow during the 13-month period (while remaining registered in the name of the investor) for this purpose. The value of any shares redeemed or otherwise disposed of by the investor prior to termination or completion of the letter of intent will be deducted from the total purchases made under such letter of intent.

A 90-day back-dating period can be used to include earlier purchases at the investor's cost (without a retroactive downward adjustment of the sales charge); the 13-month period would then begin on the date of the first purchase during the 90-day period. No retroactive adjustment will be made if purchases exceed the amount indicated in the letter of intent. Investors must notify the Fund or the Distributor whenever a purchase is being made pursuant to a letter of intent.

Investors electing to purchase shares pursuant to a letter of intent should carefully read the letter of intent, which is included in the Fund Shares Application accompanying this Prospectus or is otherwise available from the Fund or the Distributor. This letter of intent option may be modified or eliminated at any time or from time to time by the Trust without notice.

     Reinvestments. Investors may reinvest, without a sales charge, proceeds from a redemption of shares of the Fund in shares of the Fund or in shares of another series of the Trust affiliated with the Advisor and sold with a sales charge, within 90 days after the redemption. If the other series charges a sales charge higher than the sales charge the investor paid in connection with the shares redeemed, the investor must pay the difference. In addition, the shares of the series to be acquired must be registered for sale in the investor's state of residence. The amount that may be so reinvested may not exceed the amount of the redemption proceeds, and a written order for the purchase of such shares must be received by the Fund or the Distributor within 90 days after the effective date of the redemption.

If an investor realizes a gain on the redemption, the reinvestment will not affect the amount of any federal capital gains tax payable on the gain. If an investor realizes a loss on the redemption, the reinvestment may cause some or all of the loss to be disallowed as a tax deduction, depending on the number of shares purchased by reinvestment and the period of time that has elapsed after the redemption, although for tax purposes, the amount disallowed is added to the cost of the shares acquired upon the reinvestment.

     Purchases by Related Parties and Groups. Reductions in sales charges apply to purchases by a single "person," including an individual, members of a family unit, consisting of a husband, wife and children under the age of 21 purchasing securities for their own account, or a trustee or other fiduciary purchasing for a single fiduciary account or single trust estate.

Reductions in sales charges also apply to purchases by individual members of a "qualified group." The reductions are based on the aggregate dollar value of shares purchased by all members of the qualified group and still owned by the group plus the shares currently being purchased. For purposes of this paragraph, a qualified group consists of a "company," as defined in the 1940 Act, which has been in existence for more than six months and which has a primary purpose other than acquiring shares of the Fund at a reduced sales charge, and the "related parties" of such company. For purposes of this paragraph, a "related party" of a company is: (i) any individual or other company who directly or indirectly owns, controls, or has the power to vote five percent or more of the outstanding voting securities of such company; (ii) any other company of which such company directly or indirectly owns, controls, or has the power to vote five percent of more of its outstanding voting securities; (iii) any other company under common control with such company; (iv) any executive officer, director or partner of such company or of a related party; and (v) any partnership of which such company is a partner.

Sales at Net Asset Value. The Fund may sell shares at a purchase price equal to the net asset value of such shares, without a sales charge, to Trustees, officers, and employees of the Trust, the Fund, the Administrator, the Transfer Agent, and the Advisor, and to employees and principals of related organizations and their families and certain parties related thereto, including clients and related accounts of the Advisor. In addition, the Fund may sell shares at a purchase price equal to the net asset value of such shares, without a sales charge, to investment advisors, financial planners and their clients who are charged a management, consulting or other fee for their services; and clients of such investment advisors or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent. The public offering price of shares of the Fund may also be reduced to net asset value per share in connection with the acquisition of the assets of or merger or consolidation with a personal holding company or a public or private investment company.

Exchange Feature. Investors will have the privilege of exchanging shares of the Fund for shares of any other series of the Trust to be established by Advisor. An exchange is a taxable transaction and involves the simultaneous redemption of shares of one series and purchase of shares of another series at the respective closing net asset value next determined after a request for redemption has been received plus applicable sales charge. Each series of the Trust will have a different investment objective, which may be of interest to investors in each series. Shares of the Fund may be exchanged for shares of any other series of the Trust affiliated with the Advisor at the net asset value plus the percentage difference between that series' sales charge and any sales charge previously paid in connection with the shares being exchanged. For example, if a 2% sales charge was paid on shares that are exchanged into a series with a 3% sales charge, there would be an additional sales charge of 1% on the exchange. Exchanges may only be made by investors in states where shares of the other series are qualified for sale. An investor may direct the Fund to exchange his shares by writing to the Fund at its principal office. The request must be signed exactly as the investor's name appears on the account, and it must also provide the account number, number of shares to be exchanged, the name of the series to which the exchange will take place and a statement as to whether the exchange is a full or partial redemption of existing shares.

A pattern of frequent exchange transactions may be deemed by the Advisor to be an abusive practice that is not in the best interests of the shareholders of the Fund. Such a pattern may, at the discretion of the Advisor, be limited by the Fund's refusal to accept further purchase and/or exchange orders from an investor, after providing the investor with 60 days prior notice. The Advisor will consider all factors it deems relevant in determining whether a pattern of frequent purchases, redemptions and/or exchanges by a particular investor is abusive and not in the best interests of the Fund or its other shareholders.

A shareholder should consider the investment objectives and policies of any series into which the shareholder will be making an exchange, as described in the prospectus for that other series. The Board of Trustees of the Trust reserve the right to suspend or terminate, or amend the terms of, the exchange privilege upon 60 days written notice to the shareholders.

Automatic Investment Plan. The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking account. With shareholder authorization and bank approval, the Fund will automatically charge the checking account for the amount specified ($100 minimum), which will be automatically invested in shares at the public offering price on or about the 21st day of the month. The shareholder may change the amount of the investment or discontinue the plan at any time by writing to the Fund.

Stock Certificates. Stock certificates will not be issued for your shares. Evidence of ownership will be given by issuance of periodic account statements which will show the number of shares owned.

                           HOW SHARES MAY BE REDEEMED

Shares of the Fund may be redeemed (the Fund will repurchase them from shareholders) by mail or telephone. Any redemption may be more or less than the purchase price of your shares depending on the market value of the Fund's portfolio securities. Redemption orders received in proper form, as indicated herein, by the Fund, whether by mail or telephone, prior to the time trading closes on the New York Stock Exchange (currently 4:00 p.m. New York time, Monday through Friday), will redeem shares at the net asset value determined at that time. Redemption orders received in proper form by the Fund after the close of trading, or on a day when the New York Stock Exchange is not open for business, will redeem shares at the net asset value next determined. There is no charge for redemptions from the Fund, other than the charges for wiring redemption proceeds. You may also redeem your shares through a broker-dealer or other institution, who may charge you a fee for its services.

The Board of Trustees reserves the right to involuntarily redeem any account having a net asset value of less than $25,000 (due to redemptions, exchanges or transfers, and not due to market action) upon 30 days written notice. If the shareholder brings his account net asset value up to $25,000 or more during the notice period, the account will not be redeemed. Redemptions from retirement plans may be subject to tax withholding.

If you are uncertain of the requirements for redemption, please contact the Fund, at 1-800-430-3863, or write to the address shown below.

Your request should be addressed to The Chesapeake Aggressive Growth Fund, 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. Your request for redemption must include:

1) Your letter of instruction specifying the account number, and the number of shares or dollar amount to be redeemed. This request must be signed by all registered shareholders in the exact names in which they are registered;

2)       Any required signature  guarantees (see "Signature  Guarantees" below);
         and

3)       Other supporting  legal documents,  if required in the case of estates,
         trusts,  guardianships,   custodianships,  corporations,  partnerships,
         pension or profit sharing plans, and other organizations.

Your redemption proceeds will be sent to you within seven days after receipt of your redemption request. However, the Fund may delay forwarding a redemption check for recently purchased shares while it determines whether the purchase payment will be honored. Such delay (which may take up to 15 days from the date of purchase) may be reduced or avoided if the purchase is made by certified check or wire transfer. In all cases the net asset value next determined after the receipt of the request for redemption will be used in processing the redemption. The Fund may suspend redemption privileges or postpone the date of payment (i) during any period that the New York Stock Exchange is closed, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (the "Commission"), (ii) during any period when an emergency exists as defined by the rules of the Commission as a result of which it is not reasonably practicable for the Fund to dispose of securities owned by it, or to fairly determine the value of its assets, and (iii) for such other periods as the Commission may permit.

The Fund offers shareholders the option of redeeming shares by telephone under certain limited conditions. The Fund will redeem shares when requested by the shareholder if, and only if, the shareholder confirms redemption instructions in writing.

The Fund may rely upon confirmation of redemption requests transmitted via facsimile (FAX# 919-972-1908). The confirmation instructions must include:

1)       Shareholder name and account number;

2)       Number of shares or dollar amount to be redeemed;

3) Instructions for transmittal of redemption funds to the shareholder; and 4) Shareholder signature as it appears on the application then on file with the Fund.

The net asset value used in processing the redemption will be the net asset value next determined after the telephone request is received. Redemption proceeds will not be distributed until written confirmation of the redemption request is received, per the instructions above. You can choose to have redemption proceeds mailed to you at your address of record, your bank, or to any other authorized person, or you can have the proceeds sent by bank wire to your bank ($5,000 minimum). Shares of the Fund may not be redeemed by wire on days in which your bank is not open for business. You can change your redemption instructions anytime you wish by filing a letter including your new redemption instructions with the Fund. (See "Signature Guarantees" below.) The Fund reserves the right to restrict or cancel telephone and bank wire redemption privileges for shareholders, without notice, if the Fund believes it to be in the best interest of the shareholders to do so. During drastic economic and market changes, telephone redemption privileges may be difficult to implement.

The Fund in its discretion may choose to pass through to redeeming shareholders any charges imposed by the Custodian for wire redemptions. The Custodian currently charges the Fund $7.00 per transaction for wiring redemption proceeds. If this cost is passed through to redeeming shareholders by the Fund, the charge will be deducted automatically from your account by redemption of shares in your account. Your bank or brokerage firm may also impose a charge for processing the wire. If wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

You may redeem shares, subject to the procedures outlined above, by calling the Fund at 1-800-430-3863. Redemption proceeds will only be sent to the bank account or person named in your Fund Shares Application currently on file with the Fund. Telephone redemption privileges authorize the Fund to act on telephone instructions from any person representing himself or herself to be the investor and reasonably believed by the Fund to be genuine. The Fund will employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine, and, if it does not follow such procedures, the Fund will be liable for any losses due to fraudulent or unauthorized instructions. The Fund will not be liable for following telephone instructions reasonably believed to be genuine.

Systematic Withdrawal Plan. A shareholder who owns shares of the Fund valued at $50,000 or more at current net asset value may establish a Systematic Withdrawal Plan to receive a monthly or quarterly check in a stated amount not less than $100. Each month or quarter as specified, the Fund will automatically redeem sufficient shares from your account to meet the specified withdrawal amount. Call or write the Fund for an application form. See the Statement of Additional Information for further details.

Signature Guarantees. To protect your account and the Fund from fraud, signature guarantees are required to be sure that you are the person who has authorized a change in registration, or standing instructions, for your account. Signature guarantees are required for (1) change of registration requests, (2) requests to establish or change exchange privileges or telephone redemption service other than through your initial account application, and (3) requests for redemptions in excess of $50,000. Signature guarantees are acceptable from a member bank of the Federal Reserve System, a savings and loan institution, credit union (if authorized under state law), registered broker-dealer, securities exchange or association clearing agency, and must appear on the written request for redemption, establishment or change in exchange privileges, or change of registration.

                             MANAGEMENT OF THE FUND

Trustees and Officers. The Fund is a series of the Gardner Lewis Investment Trust (the "Trust"), a registered open-end management investment company organized as a Massachusetts business trust in 1992. The Board of Trustees of the Trust is responsible for the management of the business and affairs of the Trust. The Trustees and executive officers of the Trust and their principal occupations for the last five years are set forth in the Statement of Additional Information under "Management of the Fund - Trustees and Officers." The Board of Trustees of the Trust is primarily responsible for overseeing the conduct of the Trust's business. The Board of Trustees elects the officers of the Trust who are responsible for its and the Fund's day-to-day operations.

Advisor. Subject to the authority of the Board of Trustees, Gardner Lewis Asset Management (the "Advisor") provides the Fund with a continuous program of supervision of the Fund's assets, including the composition of its portfolio, and furnishes advice and recommendations with respect to investments, investment policies and the purchase and sale of securities, pursuant to an Investment Advisory Agreement (the "Advisory Agreement") with the Trust.

The Advisor is registered under the Investment Advisors Act of 1940, as amended. Registration of the Advisor does not involve any supervision of management or investment practices or policies by the Securities and Exchange Commission. The Advisor, established as a Delaware corporation in 1990 and converted to a Pennsylvania limited partnership in 1994, is controlled by W. Whitfield Gardner. The Advisor currently serves as investment advisor to approximately $3.5 billion in assets, providing investment advice to corporations, trusts, pension and profit sharing plans, other business and institutional accounts, and individuals. The Advisor's address is 285 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317.

Under the Advisory Agreement with the Fund, the Advisor receives a monthly management fee equal to an annual rate of 1.25% of the average daily net asset value of the Fund. Although the investment advisory fee is higher than that paid by most other investment companies, the Board of Trustees believes the fee to be comparable to advisory fees paid by many funds having similar objectives and policies. For the fiscal year ended August 31, 1997 the Advisor was paid investment advisory fees totalling $6,475,547 or 1.25% of the average daily net assets of the Fund.

The Advisor supervises and implements the investment activities of the Fund, including the making of specific decisions as to the purchase and sale of portfolio investments. Among the responsibilities of the Advisor under the Advisory Agreement is the selection of brokers and dealers through whom transactions in the Fund's portfolio investments will be effected. The Advisor attempts to obtain the best execution for all such transactions. If it is believed that more than one broker is able to provide the best execution, the Advisor will consider the receipt of quotations and other market services and of research, statistical and other data and the sale of shares of the Fund in selecting a broker. The Advisor may also utilize a brokerage firm affiliated with the Trust or the Advisor if it believes it can obtain the best execution of transactions from such broker. Research services obtained through Fund brokerage transactions may be used by the Advisor for its other clients and, conversely, the Fund may benefit from research services obtained through the brokerage transactions of the Advisor's other clients. For further information, see "Investment Objective and Policies - Investment Transactions" in the Statement of Additional Information.

W. Whitfield Gardner and John L. Lewis, IV, principals of the Advisor and executive officers of the Trust, have been responsible for day-to-day management of the Fund's portfolio since its inception in 1993. They have been with the Advisor since its inception. Additional information about these gentlemen is set forth in the Statement of Additional Information under "Management of the Fund - Trustees and Officers." In addition to advising the Fund (and two other series of the Trust, The Chesapeake Growth Fund, organized in 1994, and The Chesapeake Core Growth Fund, organized in 1997), the Advisor has been rendering investment counsel, utilizing investment strategies substantially similar to that of the Fund, to numerous other clients since the firm's inception in 1990.

Administrator. The Trust has entered into an Administration Agreement with The Nottingham Company (the "Administrator"), 105 North Washington Street, Post Office Drawer 69, Rocky Mount, North Carolina 27802-0069, pursuant to which the Administrator receives a fee at the annual rate of 0.20% on the first $25 million, 0.15% on the next $25 million, and 0.075% on all assets over $50 million. In addition, the Administrator currently receives a base monthly fee of $1,750 for accounting and recordkeeping services for the Fund. The Administrator also charges the Fund for certain costs involved with the daily valuation of investment securities and is reimbursed for out-of-pocket expenses. Finally, effective September 1, 1997, the Administrator receives a fee of $50,000 per year for shareholder administration services.

Subject to the authority of the Board of Trustees, the services the Administrator provides to the Fund include coordinating and monitoring any third parties furnishing services to the Fund; providing the necessary office space, equipment and personnel to perform administrative and clerical functions for the Fund; and preparing, filing and distributing proxy materials, periodic reports to shareholders, registration statements and other documents. The Administrator also performs certain accounting and pricing services for the Fund as pricing agent, including the daily calculation of the Fund's net asset value.

The Administrator was established as a North Carolina corporation in 1988. With its predecessors and affiliates, the Administrator has been operating as a financial services firm since 1985. Frank P. Meadows III is the firm's Managing Director and controlling shareholder.

Transfer Agent. NC Shareholder Services, LLC (the "Transfer Agent") serves as the Fund's transfer, dividend paying, and shareholder servicing agent. The Transfer Agent, subject to the authority of the Board of Trustees, provides transfer agency services pursuant to an agreement with the Administrator, which has been approved by the Trust.

The Transfer Agent, whose address is 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365, was established as a North Carolina limited liability company in 1997. John D. Marriott, Jr., is the firm's controlling member.

The Transfer Agent maintains the records of each shareholder's account, answers shareholder inquiries concerning accounts, processes purchases and redemptions of the Fund's shares, acts as dividend and distribution disbursing agent, and performs other shareholder servicing functions. The Transfer Agent is compensated for its services by the Administrator and not directly by the Fund.

Custodian. First Union National Bank of North Carolina (the "Custodian"), Two First Union Center, Charlotte, North Carolina 28288-1151, serves as Custodian of the Fund's assets. The Custodian acts as the depository for the Fund, safekeeps its portfolio securities, collects all income and other payments with respect to portfolio securities, disburses monies at the Fund's request and maintains records in connection with its duties.

Capital Investment Group, Inc. (the "Distributor"), a North Carolina corporation, is the principal distributor of the Fund's shares pursuant to a Distribution Agreement between the Fund and the Distributor. The Distributor receives commissions consisting of that portion of the sales charge remaining after the discounts which it allows to investment dealers. See "How Shares May Be Purchased - Sales Charges."

Other Expenses. The Fund is responsible for the payment of its expenses. These include, for example, the fees payable to the Advisor, or expenses otherwise incurred in connection with the management of the investment of the Fund's assets, the fees and expenses of the Custodian, the fees and expenses of the Administrator, the fees and expenses of Trustees, outside auditing and legal expenses, all taxes and corporate fees payable by the Fund, Securities and Exchange Commission fees, state securities qualification fees, costs of preparing and printing prospectuses for regulatory purposes and for distribution to shareholders, costs of shareholder reports and shareholder meetings, and any extraordinary expenses. The Fund also pays for brokerage commissions and transfer taxes (if any) in connection with the purchase and sale of portfolio securities. Expenses attributable to a particular series of the Trust, including the Fund, will be charged to that series, and expenses not readily identifiable as belonging to a particular series will be allocated by or under procedures approved by the Board of Trustees among one or more series in such a manner as it deems fair and equitable.

                                OTHER INFORMATION

Description of Shares. The Trust was organized as a Massachusetts business trust on August 12, 1992, under a Declaration of Trust. The Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares and to create an unlimited number of series of shares. The Board of Trustees may also classify and reclassify any unissued shares into one or more classes of shares. The Trust currently has the number of authorized series of shares, including the Fund, and classes of shares, described in the Statement of Additional Information under "Description of the Trust." When issued, the shares of each series of the Trust, including the Fund, and each class of shares, will be fully paid, nonassessable and redeemable. The Trust does not intend to hold annual shareholder meetings; it may, however, hold special shareholder meetings for purposes such as changing fundamental policies or electing Trustees. The Board of Trustees shall promptly call a meeting for the purpose of electing or removing Trustees when requested in writing to do so by the record holders of at least 10% of the outstanding shares of the Trust. The term of office of each Trustee is of unlimited duration. The holders of at least two-thirds of the outstanding shares of the Trust may remove a Trustee from that position either by declaration in writing filed with the Custodian or by votes cast in person or by proxy at a meeting called for that purpose.

Shareholders of the Trust will vote in the aggregate and not by series (fund) or class, except where otherwise required by law or when the Board of Trustees determines that the matter to be voted on affects only the interests of shareholders of a particular series or class. Matters affecting an individual series, such as the Fund, include, but are not limited to, the investment objectives, policies and restrictions of that series. Shares have no subscription, preemptive or conversion rights. Share certificates will not be issued. Each share is entitled to one vote (and fractional shares are entitled to proportionate fractional votes) on all matters submitted for a vote, and shares have equal voting rights except that only shares of a particular series or class are entitled to vote on matters affecting only that series or class. Shares do not have cumulative voting rights. Therefore, the holders of more than 50% of the aggregate number of shares of all series of the Trust may elect all the Trustees.

Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. The Declaration of Trust, therefore, contains provisions which are intended to mitigate such liability. See "Description of the Trust" in the Statement of Additional Information for further information about the Trust and its shares.

Reporting to Shareholders. The Fund will send to its shareholders annual and semi-annual reports; the financial statements appearing in annual reports for the Fund will be audited by independent accountants. In addition, the Fund will send to each shareholder having an account directly with the Fund a quarterly statement showing transactions in the account, the total number of shares owned and any dividends or distributions paid. Inquiries regarding the Fund may be directed in writing to 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365 or by calling 1-800-430-3863.

Calculation of Performance Data. From time to time the Fund may advertise its average annual total return. The "average annual total return" refers to the average annual compounded rates of return over 1-, 5- and 10-year periods that would equate an initial amount invested at the beginning of a stated period to the ending redeemable value of the investment. The calculation assumes the reinvestment of all dividends and distributions, includes all recurring fees that are charged to all shareholder accounts and deducts all nonrecurring charges at the end of each period. The calculation further assumes the maximum sales load is deducted from the initial payment. If the Fund has been operating less than 1, 5 or 10 years, the time period during which the Fund has been operating is substituted.

In addition, the Fund may advertise total return performance data other than average annual total return. Such data would show a percentage rate of return encompassing all elements of return (i.e. income and capital appreciation or depreciation), and would assume reinvestment of all dividends and capital gain distributions. Such other total return data may be shown for the same or different periods as those used for average annual total return. These data may consist of a cumulative percentage rate of return, actual year-by-year rates of return, or any combination thereof. A cumulative percentage rate of return would show the cumulative change in value of an investment in the Fund for various periods.

The total return of the Fund could be increased to the extent the Advisor may waive all or a portion of its fees or may reimburse all or a portion of the Fund's expenses. Total return figures are based on the historical performance of the Fund, show the performance of a hypothetical investment, and are not intended to indicate future performance. The Fund's quotations may from time to time be used in advertisements, sales literature, shareholder reports, or other communications. For further information, see "Additional Information on Performance" in the Statement of Additional Information.

                                 THE CHESAPEAKE
                             AGGRESSIVE GROWTH FUND




                                   PROSPECTUS

                                December 31, 1997

                      The Chesapeake Aggressive Growth Fund
                           107 North Washington Street
                              Post Office Box 4365
                     Rocky Mount, North Carolina 27803-0365
                                 1-800-430-3863

                               Investment Advisor
                         Gardner Lewis Asset Management
                        285 Wilmington-West Chester Pike
                         Chadds Ford, Pennsylvania 19317

                                    Custodian
                   First Union National Bank of North Carolina
                             Two First Union Center
                      Charlotte, North Carolina 28288-1151

                        Administrator and Fund Accountant
                             The Nottingham Company
                              Post Office Drawer 69
                     Rocky Mount, North Carolina 27802-0069

                     Dividend Disbursing and Transfer Agent
                          NC Shareholder Services, LLC
                              Post Office Box 4365
                     Rocky Mount, North Carolina 27803-0365

                                   Distributor
                         Capital Investment Group, Inc.
                              Post Office Box 32249
                          Raleigh, North Carolina 27622

                              Independent Auditors
                              Deloitte & Touche LLP
                               2500 One PPG Place
                       Pittsburgh, Pennsylvania 15222-5401

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                      THE CHESAPEAKE AGGRESSIVE GROWTH FUND


                                December 31, 1997


                                   A series of
                         GARDNER LEWIS INVESTMENT TRUST
                   107 North Washington Street, P.O. Box 4365
                           Rocky Mount, NC 27803-0365
                            Telephone 1-800-430-3863

                                Table of Contents

INVESTMENT OBJECTIVE AND POLICIES.........................................  2
INVESTMENT LIMITATIONS....................................................  4
NET ASSET VALUE...........................................................  6
ADDITIONAL PURCHASE AND REDEMPTION INFORMATION............................  6
DESCRIPTION OF THE TRUST..................................................  6
ADDITIONAL INFORMATION CONCERNING TAXES...................................  7
MANAGEMENT OF THE FUND....................................................  8
SPECIAL SHAREHOLDER SERVICES.............................................. 12
ADDITIONAL INFORMATION ON PERFORMANCE..................................... 13
APPENDIX A - DESCRIPTION OF RATINGS....................................... 15
ANNUAL REPORT OF THE FUND FOR THE
FISCAL YEAR ENDED AUGUST 31, 1997................................... ATTACHED


This Statement of Additional Information (the "Additional Statement") is meant to be read in conjunction with the Prospectus dated December 31, 1997, for The Chesapeake Aggressive Growth Fund (the "Fund"), and is incorporated by reference in its entirety into the Prospectus. Because this Statement of Additional Information is not itself a prospectus, no investment in shares of the Fund should be made solely upon the information contained herein. Copies of the Fund's Prospectus may be obtained at no charge by writing or calling the Fund at the address and phone number shown above. Capitalized terms used but not defined herein have the same meanings as in the Prospectus.

                       INVESTMENT OBJECTIVE AND POLICIES

The following policies supplement the Fund's investment objective and policies as set forth in the Prospectus. The Fund, organized in 1993, has no prior operating history.

Additional  Information  on  Fund  Instruments.   Attached  to  this  Additional
Statement is Appendix A, which contains descriptions of the rating symbols used by Rating Agencies for securities in which the Fund may invest.

Investment Transactions. Subject to the general supervision of the Trust's Board of Trustees, the Advisor is responsible for, makes decisions with respect to, and places orders for all purchases and sales of portfolio securities for the Fund.

The annualized portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period. The calculation excludes all securities whose maturities or expiration dates at the time of acquisition are one year or less. Portfolio turnover of the Fund may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements that enable the Fund to receive favorable tax treatment. Portfolio turnover will not be a limiting factor in making Fund decisions, and the Fund may engage in short-term trading to achieve its investment objective.

Purchases  of money  market  instruments  by the Fund  are  made  from  dealers, underwriters and issuers. The Fund currently does not expect to incur any brokerage commission expense on such transactions because money market instruments are generally traded on a "net" basis by a dealer acting as principal for its own account without a stated commission. The price of the security, however, usually includes a profit to the dealer. Securities purchased in underwritten offerings include a fixed amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. When securities are purchased directly from or sold directly to an issuer, no commissions or discounts are paid.

Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers. Transactions in the over-the-counter market are generally on a net basis (i.e., without commission) through dealers, or otherwise involve transactions directly with the issuer of an instrument. The Fund's fixed income portfolio transactions will normally be principal transactions executed in over-the-counter markets and will be executed on a "net" basis, which may include a dealer markup. With respect to securities traded only in the over-the-counter market, orders will be executed on a principal basis with primary market makers in such securities except where better prices or executions may be obtained on an agency basis or by dealing with other than a primary market maker.

The Fund may participate, if and when practicable, in bidding for the purchase of Fund securities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group. The Fund will engage in this practice, however, only when the Advisor, in its sole discretion, believes such practice to be otherwise in the Fund's interest.

In executing Fund transactions and selecting brokers or dealers, the Advisor will seek to obtain the best overall terms available for the Fund. In assessing the best overall terms available for any transaction, the Advisor shall consider factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The sale of Fund shares may be considered when determining the firms that are to execute brokerage transactions for the Fund. In addition, the Advisor is authorized to cause the Fund to pay a broker-dealer, which furnishes brokerage and research services, a higher commission than that which might be charged by another broker-dealer for effecting the same transaction, provided that the Advisor determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either the particular transaction or the overall responsibilities of the Advisor to the Fund. Such brokerage and research services might consist of reports and statistics relating to specific companies or industries, general summaries of groups of stocks or bonds and their comparative earnings and yields, or broad overviews of the stock, bond and government securities markets and the economy.

Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by the Advisor and does not reduce the advisory fees payable by the Fund. The Trustees will periodically review any commissions paid by the Fund to consider whether the commissions paid over representative periods of time appear to be reasonable in relation to the benefits inuring to the Fund. It is possible that certain of the supplementary research or other services received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised by the Advisor. Conversely, the Fund may be the primary beneficiary of the research or services received as a result of securities transactions effected for such other account or investment company.

The Advisor may also utilize a brokerage firm affiliated with the Trust or the Advisor if it believes it can obtain the best execution of transactions from such broker. The Fund will not execute portfolio transactions through, acquire securities issued by, make savings deposits in or enter into repurchase agreements with the Advisor or an affiliated person of the Advisor (as such term is defined in the 1940 Act) acting as principal, except to the extent permitted by the Securities and Exchange Commission ("SEC"). In addition, the Fund will not purchase securities during the existence of any underwriting or selling group relating thereto of which the Advisor, or an affiliated person of the Advisor, is a member, except to the extent permitted by the SEC. Under certain circumstances, the Fund may be at a disadvantage because of these limitations in comparison with other investment companies that have similar investment objectives but are not subject to such limitations.

Investment decisions for the Fund will be made independently from those for any other series of the Trust, if any, and for any other investment companies and accounts advised or managed by the Advisor. Such other investment companies and accounts may also invest in the same securities as the Fund. To the extent permitted by law, the Advisor may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other investment companies or accounts in executing transactions. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another investment company or account, the transaction will be averaged as to price and available investments allocated as to amount, in a manner which the Advisor believes to be equitable to the Fund and such other investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund.

For the fiscal years ended August 31, 1997, 1996, and 1995, total dollar amounts of brokerage commissions paid by the Fund were $1,205,910, $1,177,905, and $662,146, respectively.

Repurchase Agreements. The Fund may acquire U.S. Government Securities or corporate debt securities subject to repurchase agreements. A repurchase transaction occurs when, at the time the Fund purchases a security (normally a U.S. Treasury obligation), it also resells it to the vendor (normally a member bank of the Federal Reserve or a registered Government Securities dealer) and must deliver the security (and/or securities substituted for them under the repurchase agreement) to the vendor on an agreed upon date in the future. The repurchase price exceeds the purchase price by an amount which reflects an agreed upon market interest rate effective for the period of time during which repurchase agreement is in effect. Delivery pursuant to the resale will occur within one to five days of the purchase.

Repurchase agreements are considered "loans" under the Investment Company Act of 1940, as amended (the "1940 Act"), collateralized by the underlying security. The Trust's Board of Trustees will implement procedures to monitor on a continuous basis the value of the collateral serving as security for repurchase obligations. Additionally, the Advisor to the Fund will consider the creditworthiness of the vendor. If the vendor fails to pay the agreed upon resale price on the delivery date, the Fund will retain or attempt to dispose of the collateral. The Fund's risks in such default may include any decline in value of the collateral to an amount which is less than 100% of the repurchase price, any costs of disposing of such collateral and any loss resulting from any delay in foreclosing on the collateral. The Fund will not enter into a repurchase agreement which will cause more than 10% of its net assets to be invested in repurchase agreements which extend beyond seven days and other illiquid securities.

Description of Money Market Instruments. Money market instruments may include U.S. Government Securities or corporate debt obligations (including those subject to repurchase agreements) as described herein, provided that they mature in thirteen months or less from the date of acquisition and are otherwise eligible for purchase by the Fund. Money market instruments also may include Banker's Acceptances and Certificates of Deposit of domestic branches of U.S. banks, Commercial Paper and Variable Amount Demand Master Notes ("Master Notes"). Banker's Acceptances are time drafts drawn on and "accepted" by a bank. When a bank "accepts" such a time draft, it assumes liability for its payment. When the Fund acquires a Banker's Acceptance the bank which "accepted" the time draft is liable for payment of interest and principal when due. The Banker's Acceptance carries the full faith and credit of such bank. A Certificate of Deposit ("CD") is an unsecured interest-bearing debt obligation of a bank. Commercial Paper is an unsecured, short-term debt obligation of a bank, corporation or other borrower. Commercial Paper maturity generally ranges from two to 270 days and is usually sold on a discounted basis rather than as an interest-bearing instrument. The Fund will invest in Commercial Paper only if it is rated in one of the two highest rating categories by any of the nationally recognized securities rating organizations or, if not rated, of equivalent quality in the Advisor's opinion. Commercial Paper may include Master Notes of the same quality. Master Notes are unsecured obligations which are redeemable upon demand of the holder and which permit the investment of fluctuating amounts at varying rates of interest. Master Notes are acquired by the Fund only through the Master Note program of the Fund's custodian bank, acting as administrator thereof. The Advisor will monitor, on a continuous basis, the earnings power, cash flow, and other liquidity ratios of the issuer of a Master Note held by the Fund.

Illiquid Investments. The Fund may invest up to 10% of its net assets in illiquid securities, which are investments that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, the Advisor determines the liquidity of the Fund's investments and, through reports from the Advisor, the Board monitors investments in illiquid instruments. In determining the liquidity of the Fund's investments, the Advisor may consider various factors including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the Fund's rights and obligations relating to the investment). Investments currently considered by the Fund to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days. If through a change in values, net assets or other circumstances, the Fund were in a position where more than 10% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.

Forward Commitment & When-Issued Securities. The Fund may purchase securities on a when-issued basis or for settlement at a future date if the Fund holds sufficient assets to meet the purchase price. In such purchase transactions, the Fund will not accrue interest on the purchased security until the actual settlement. Similarly, if a security is sold for a forward date, the Fund will accrue the interest until the settlement of the sale. When-issued security purchase and forward commitments have a higher degree of risk of price movement before settlement due to the extended time period between the execution and settlement of the purchase or sale. As a result, the exposure to the counterparty of the purchase or sale is increased. Although the Fund would generally purchase securities on a forward commitment or when-issued basis with the intention of taking delivery, the Fund may sell such a security prior to the settlement date if the Advisor felt such action was appropriate. In such a case, the Fund could incur a short-term gain or loss.

                             INVESTMENT LIMITATIONS

The Fund has adopted the following investment limitations, which cannot be changed without approval by holders of a majority of the outstanding voting shares of the Fund. A "majority" for this purpose means the lesser of (i) 67% of the Fund's outstanding shares represented in person or by proxy at a meeting at which more than 50% of its outstanding shares are represented, or (ii) more than 50% of its outstanding shares.

As a matter of fundamental policy, the Fund may not:

1. Invest more than 5% of the value of its total assets in the securities of any one issuer or purchase more than 10% of the outstanding voting securities or of any class of securities of any one issuer (except that securities of the U.S. Government, its agencies and instrumentalities are not subject to these limitations);

2. Invest 25% or more of the value of its total assets in any one industry or group of industries (except that securities of the U.S. Government, its agencies and instrumentalities are not subject to these limitations);

3. Invest more than 10% of the value of its total assets in foreign securities (which shall not be deemed to include American Depository Receipts ("ADRs"));

4. Invest in the securities of any issuer if any of the officers or trustees of the Trust or its Advisor who own beneficially more than 1/2 of 1% of the outstanding securities of such issuer together own more than 5% of the outstanding securities of such issuer;

5. Invest for the purpose of exercising control or management of another issuer;

6. Invest in interests in real estate, real estate mortgage loans, oil, gas or other mineral exploration leases or development programs except that the Fund may invest in the securities of companies (other than those which are not readily marketable) which own or deal in such things;

7. Underwrite securities issued by others except to the extent the Fund may be deemed to be an underwriter under the Federal securities laws, in connection with the disposition of portfolio securities;

8. Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions);

9. Make short sales of securities or maintain a short position, except short sales "against the box;" (A short sale is made by selling a security the Fund does not own. A short sale is "against the box" to the extent that the Fund contemporaneously owns or has the right to obtain at no additional cost securities identical to those sold short.);

10. Participate on a joint or joint and several basis in any trading account in securities;

11. Make loans of money or securities, except that the Fund may invest in repurchase agreements;

12. Invest in securities of issuers which have a record of less than three years' continuous operation (including predecessors and, in the case of bonds, guarantors), if more than 5% of its total assets would be invested in such securities;

13. Issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of its total assets or (b) in order to meet redemption requests, in amounts not exceeding 15% of its total assets. The Fund will not make any further investments if borrowing exceeds 5% of its total assets until such time as total borrowing represents less than 5% of Fund assets;

14. Invest more than 10% of its net assets in illiquid securities; For this purpose, illiquid securities include, among others (a) securities for which no readily available market exists, (b) fixed time deposits that are subject to withdrawal penalties and have maturities of more than seven days, and (c) repurchase agreements not terminable within seven days;

15.      Invest in restricted securities; and

16.      Write,  purchase or sell puts, calls, warrants or combinations thereof,
         or  purchase  or  sell  commodities,   commodities  contracts,  futures
         contracts or related options.

Percentage restrictions stated as an investment policy or investment limitation apply at the time of investment; if a later increase or decrease in percentage beyond the specified limits results from a change in securities values or total assets, it will not be considered a violation.

While the Fund has reserved the right to make short sales "against the box", (limitation number 9, above), the Advisor has no present intention of engaging in such transactions at this time or during the coming year.

With respect to investments permitted in other investment companies, see "Investment Objective and Policies - Investment Companies" in the Prospectus, which reflects certain limitations placed on such investments.

                                 NET ASSET VALUE

The net asset value per share of the Fund is determined at the time trading closes on the New York Stock Exchange (currently 4:00 p.m., New York time, Monday through Friday), except on business holidays when the New York Stock Exchange is closed. The New York Stock Exchange recognizes the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Fourth of July, Labor Day, Thanksgiving Day, and Christmas Day. Any other holiday recognized by the New York Stock Exchange will be deemed a business holiday on which the net asset value of the Fund will not be calculated.

The net asset value per share of the Fund is calculated separately by adding the value of the Fund's securities and other assets belonging to the Fund, subtracting the liabilities charged to the Fund, and dividing the result by the number of outstanding shares. "Assets belonging to" the Fund consist of the consideration received upon the issuance of shares of the Fund together with all net investment income, realized gains/losses and proceeds derived from the investment thereof, including any proceeds from the sale of such investments, any funds or payments derived from any reinvestment of such proceeds, and a portion of any general assets of the Trust not belonging to a particular investment Fund. Assets belonging to the Fund are charged with the direct liabilities of the Fund and with a share of the general liabilities of the Trust, which are normally allocated in proportion to the number of or the relative net asset values of all of the Trust's series at the time of allocation or in accordance with other allocation methods approved by the Board of Trustees. Subject to the provisions of the Declaration of Trust, determinations by the Board of Trustees as to the direct and allocable liabilities, and the allocable portion of any general assets, with respect to the Fund are conclusive.

For the fiscal years ended August 31, 1997, 1996, and 1995, the total expenses of the Fund were $7,377,546 (1.42% of average daily net assets), $6,589,774 (1.42% of average daily net assets), and $4,339,587 (1.43% of average daily net assets).

                 ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Purchases. Shares of the Fund are offered and sold on a continuous basis and may be purchased through authorized investment dealers or directly by contacting the Distributor or the Fund. The minimum for initial investment is $25,000 and for any subsequent investment is $500 ($100 for those participating in the Automatic Investment Plan). Selling dealers have the responsibility of transmitting orders promptly to the Fund. The public offering price of shares of the Fund equals net asset value plus a sales charge. Capital Investment Group, Inc. (the "Distributor") receives this sales charge as Distributor and may reallow it in the form of dealer discounts and brokerage commissions. The current schedule of sales charges and related dealer discounts and brokerage commissions is set forth in the Prospectus, along with the information on current purchases, rights of accumulation, and letters of intent. See "How Shares May Be Purchased" in the Prospectus.

Redemptions. Under the 1940 Act, the Fund may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the New York Stock Exchange is restricted by applicable rules and regulations of the SEC; (b) the Exchange is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency exists as determined by the SEC. The Fund may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions.

In addition to the situations described in the Prospectus under "How Shares May Be Redeemed", the Fund may redeem shares involuntarily to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder which is applicable to Fund shares as provided in the Prospectus from time to time.

                            DESCRIPTION OF THE TRUST

The Trust is an unincorporated business trust organized under Massachusetts law on August 12, 1992. The Trust's Declaration of Trust authorizes the Board of Trustees to divide shares into series, each series relating to a separate portfolio of investments, and to classify and reclassify any unissued shares into one or more classes of shares of each such series. The Declaration of Trust currently provides for the shares of three series, The Chesapeake Aggressive Growth Fund (the subject of this Additional Statement), The Chesapeake Growth Fund, and The Chesapeake Core Growth Fund, all managed by the Advisor. The number of shares of each series shall be unlimited. The Fund and The Chesapeake Core Growth Fund both issue a single class of shares, while the shares of The Chesapeake Growth Fund are divided into five separate classes of shares. The Trust does not intend to issue share certificates.

In the event of a liquidation or dissolution of the Trust or an individual series, such as the Fund, shareholders of a particular series would be entitled to receive the assets available for distribution belonging to such series. Shareholders of a series are entitled to participate equally in the net distributable assets of the particular series involved on liquidation, based on the number of shares of the series that are held by each shareholder. If there are any assets, income, earnings, proceeds, funds or payments, that are not readily identifiable as belonging to any particular series, the Trustees shall allocate them among any one or more of the series as they, in their sole discretion, deem fair and equitable.

Shareholders of all of the series of the Trust, including the Fund, will vote together and not separately on a series-by-series or class-by-class basis, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of the shareholders of a particular series or class. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company, such as the Trust, shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series or class affected by the matter. A series or class is affected by a matter unless it is clear that the interests of each series or class in the matter are substantially identical or that the matter does not affect any interest of the series or class. Under Rule 18f-2, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a series only if approved by a majority of the outstanding shares of such series. However, the Rule also provides that the ratification of the appointment of independent accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by shareholders of the Trust voting together, without regard to a particular series or class.

When used in the Prospectus or this Additional Statement, a "majority" of shareholders means the vote of the lesser of (1) 67% of the shares of the Trust or the applicable series or class present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (2) more than 50% of the outstanding shares of the Trust or the applicable series or class.

When issued for payment as described in the Prospectus and this Additional Statement, shares of the Fund will be fully paid and non-assessable.

The Declaration of Trust provides that the Trustees of the Trust will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of duties. It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Declaration of Trust provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.

                     ADDITIONAL INFORMATION CONCERNING TAXES

The following summarizes certain additional tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning and is based on tax laws and regulations that are in effect on the date hereof; such laws and regulations may be changed by legislative, judicial or administrative action. Investors are advised to consult their tax advisors with specific reference to their own tax situations.

Each series of the Trust, including the Fund, will be treated as a separate corporate entity under the Code and intends to qualify or remain qualified as a regulated investment company. In order to so qualify, each series must elect to be a regulated investment company or have made such an election for a previous year and must satisfy, in addition to the distribution requirement described in the Prospectus, certain requirements with respect to the source of its income for a taxable year. At least 90% of the gross income of each series must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income derived with respect to the series' business of investing in such stock, securities or currencies. The Treasury Department may, by regulation, exclude from qualifying income foreign currency gains that are not directly related to the Fund's principal business of investing in stock or securities. Any income derived by a series from a partnership or trust is treated as derived with respect to the series' business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the series in the same manner as by the partnership or trust.

An investment company may not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year. In general, at least 50% of the value of its total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies and other securities which, with respect to any one issuer, do not represent more than 5% of the total assets of the investment company nor more than 10% of the outstanding voting securities of such issuer. In addition, not more than 25% of the value of the investment company's total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer. The Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

Each series of the Trust, including the Fund, will designate any distribution of long-term capital gains as a capital gain dividend in a written notice mailed to shareholders within 60 days after the close of the series' taxable year. Shareholders should note that, upon the sale or exchange of series shares, if the shareholder has not held such shares for at least six months, any loss on the sale or exchange of those shares will be treated as long-term capital loss to the extent of the capital gain dividends received with respect to the shares.

A 4% nondeductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). Each series of the Trust, including the Fund, intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

If for any taxable year a series does not qualify for the special federal income tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions (whether or not derived from interest on tax-exempt securities) would be taxable as ordinary income to shareholders to the extent of the series' current and accumulated earnings and profits, and would be eligible for the dividends received deduction for corporations.

Each series of the Trust, including the Fund, will be required in certain cases to withhold and remit to the U.S. Treasury 31% of taxable dividends or 31% of gross proceeds realized upon sale paid to shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the Internal Revenue Service for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are "exempt recipients".

Depending upon the extent of the Fund's activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities. In addition, in those states and localities that have income tax laws, the treatment of the Fund and its shareholders under such laws may differ from their treatment under federal income tax laws.

                             MANAGEMENT OF THE FUND

Trustees and Officers. The Trustees and executive officers of the Trust, their ages, and their principal occupations for the last five years are as follows:



Name, Age, Position(s)                                Principal Occupation(s)
and Address                                           During Past 5 Years

Jack E. Brinson, 65                                   President, Brinson Investment Co. (personal investments)
Trustee                                               President, Brinson Chevrolet, Inc.  (auto dealership)
1105 Panola Street                                    Tarboro, North Carolina
Tarboro, North Carolina  27886

W. Whitfield Gardner, 34                              Chairman and Chief Executive Officer
Trustee*                                              Gardner Lewis Asset Management (Advisor to the Chesapeake Funds)
Chief Executive Officer                               Chadds Ford, Pennsylvania
The Chesapeake Funds
285 Wilmington - West Chester Pike
Chadds Ford, Pennsylvania  19317

Stephen J. Kneeley, 34                                Chief Operating Officer
Trustee                                               Turner Investment Partners (investment manager)
1235 Westlakes Drive                                  Berwyn, Pennsylvania
Suite 350
Berwyn, Pennsylvania  19312

John L. Lewis, IV, 35                                 President
President                                             Gardner Lewis Asset Management (Advisor to the Chesapeake Funds)
The Chesapeake Funds                                  Chadds Ford, Pennsylvania
285 Wilmington - West Chester Pike
Chadds Ford, Pennsylvania  19317

J. Hope Reese, 37                                     Comptroller
Treasurer and Assistant                               The Nottingham Company, Rocky Mount, North
Secretary                                             Carolina (Administrator to the Chesapeake Funds), since 1995;
105 North Washington Street                           previously, Cash Manager, Law Companies Group, Atlanta, Georgia, Rocky Mount,
                                                      North Carolina  27802 since 1993; previously, Financial Manager,
                                                      MGR Food Services, Atlanta, Georgia

C. Frank Watson III, 27                               Vice President
Secretary and Assistant Treasurer                     The Nottingham Company
105 North Washington Street                           Rocky Mount, North Carolina (Administrator to the Chesapeake
Rocky Mount, North Carolina  27802                    Funds)

William D. Zantzinger, 36                             Director of Trading
Vice President                                        Gardner Lewis Asset Management (Advisor to the Chesapeake Funds)
The Chesapeake Funds                                  Chadds Ford, Pennsylvania
285 Wilmington - West Chester Pike
Chadds Ford, Pennsylvania  19317

-------------------------------

* Indicates that Trustee is an "interested person" of the Trust for purposes of the 1940 Act because of his position with the Advisor to the Trust.

The officers of the Trust will not receive compensation from the Trust for performing the duties of their offices. Each Trustee who is not an "interested person" of the Trust receives a fee of $7,500 each year plus $400 per series of the Trust per meeting attended in person and $150 per series of the Trust per meeting attended by telephone. All Trustees are reimbursed for any out-of-pocket expenses incurred in connection with attendance at meetings.

                                                     Compensation Table

                                                    Pension                                        Total
                                                  Retirement                                   Compensation
                           Aggregate               Benefits              Estimated               from the
                         Compensation             Accrued As              Annual                   Trust
Name of Person,            from the              Part of Fund          Benefits Upon              Paid to
Position                     Trust                 Expenses             Retirement               Trustees

Jack E. Brinson             $10,200                  None                  None                   $10,200
Trustee

W. Whifield Gardner          None                    None                  None                    None
Trustee

Steven J. Kneeley           $4,550                   None                  None                   $4,550
Trustee

Figures are for the calendar year ended December 31, 1996.

Principal Holders of Voting Securities. As of December 1, 1997, the Trustees and Officers of the Trust as a group owned beneficially (i.e., had voting and/or investment power) less than 1% of the then outstanding shares of the Fund. On the same date no shareholder owned of record or is known by the Fund to beneficially own (i.e., voting and/or investment power) 5% or more of the outstanding shares of beneficial interest of the Fund other than the North Carolina Trust Company, P.O. Box 1108, Greensboro, North Carolina 27402, who owned of record for the benefit of its clients 200,198.624 shares of the Fund, representing 6.457% of the Fund.

Investment Advisor. Information about Gardner Lewis Asset Management (the "Advisor") and its duties and compensation as Advisor is contained in the Prospectus. The Advisory Agreement is effective for a one-year term, and will be renewed thereafter for periods of one year only so long as such renewal and continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities, provided the continuance is also approved by a majority of the Trustees who are not "interested persons" of the Trust or the Advisor by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable by the Fund without penalty on sixty days notice by the Board of Trustees of the Trust or by the Advisor. The Advisory Agreement provides that it will terminate automatically in the event of its assignment.

Monthly compensation of the Advisor with regards to the Fund, based upon the Fund's daily average net assets, is at the annual rate of 1.25%. For the fiscal year ended August 31, 1995, the Advisor received $3,792,169 for services to the Fund. For the fiscal year ended August 31, 1996, the Advisor received $5,788,117 for services to the Fund. For the fiscal year ended August 31, 1997, the Advisor received $6,475,547 for services to the Fund.

Under the Advisory Agreement, the Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of such Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Advisor in the performance of its duties or from its reckless disregard of its duties and obligations under the Agreement.

Administrator and Transfer Agent. The Trust has entered into a Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement with The Nottingham Company (the "Administrator"), a North Carolina corporation, whose address is 105 North Washington Street, Post Office Drawer 69, Rocky Mount, North Carolina 27802-0069.

The Administrator will perform the following services for the Fund: (1) coordinate with the Custodian and monitor the services it provides to the Fund;
(2) coordinate with and monitor any other third parties furnishing services to the Fund; (3) provide the Fund with necessary office space, telephones and other communications facilities and personnel competent to perform administrative and clerical functions for the Fund; (4) supervise the maintenance by third parties of such books and records of the Fund as may be required by applicable federal or state law; (5) prepare or supervise the preparation by third parties of all federal, state and local tax returns and reports of the Fund required by applicable law; (6) prepare and, after approval by the Trust, file and arrange for the distribution of proxy materials and periodic reports to shareholders of the Fund as required by applicable law; (7) prepare and, after approval by the Trust, arrange for the filing of such registration statements and other documents with the Securities and Exchange Commission and other federal and state regulatory authorities as may be required by applicable law; (8) review and submit to the officers of the Trust for their approval invoices or other requests for payment of Fund expenses and instruct the Custodian to issue checks in payment thereof; and (9) take such other action with respect to the Fund as may be necessary in the opinion of the Administrator to perform its duties under the agreement. The Administrator will also provide certain accounting and pricing services for the Fund.

Compensation of the Administrator, based upon the average daily net assets of the Fund, is at the following annual rates: 0.20% of the Fund's first $25 million of average daily net assets, 0.15% on the next $25 million, and 0.075% on average daily net assets over $50 million. For the fiscal years ended August 31, 1995, 1996, and 1997, the Fund paid an administrative fee of $290,417, $397,287, and $499,572, respectively. In addition, the Administrator currently receives a monthly fee of $1,750 for accounting and recordkeeping services for the Fund. For the fiscal years ended August 31, 1995, 1996, and 1997 the Administrator received $21,000 each year for such services. The Administrator also charges the Trust for certain costs involved with the daily valuation of investment securities and is reimbursed for out-of-pocket expenses. Finally, the Administrator currently receives a shareholder administration fee of $50,000 per year (annualized on an August 31 fiscal year basis, effective September 1, 1997; prior to that the shareholder administration fee through August 31, 1997, was at the rate of 0.015% on all assets of the Fund).

With the approval of the Trust, the Administrator has contracted with NC Shareholder Services, LLC (the "Transfer Agent"), a North Carolina limited liability company, to serve as transfer, dividend paying, and shareholder servicing agent for the Fund. The Transfer Agent is compensated for its services by the Administrator and not directly by the Fund. The address of the Transfer Agent is 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.

Distributor. Capital Investment Group, Inc. (the "Distributor"), Post Office Box 32249, Raleigh, North Carolina 27622, acts as an underwriter and distributor of the Fund's shares for the purpose of facilitating the registration of shares of the Fund under state securities laws and to assist in sales of Fund shares pursuant to a Distribution Agreement (the "Distribution Agreement") approved by the Board of Trustees of the Trust.

In this regard, the Distributor has agreed at its own expense to qualify as a broker-dealer under all applicable federal or state laws in those states which the Fund shall from time to time identify to the Distributor as states in which it wishes to offer its shares for sale, in order that state registrations may be maintained for the Fund.

The Distributor is a broker-dealer registered with the Securities and Exchange Commission and a member in good standing of the National Association of Securities Dealers, Inc.

The Distribution Agreement may be terminated by either party upon 60 days prior written notice to the other party.

For the fiscal years ended August 31, 1997, 1996, and 1995, the aggregate dollar amount of sales charges paid on the sale of Fund shares was $16,961, $106,588, and $434,562, respectively, from which the Distributor retained $1,480, $11,174, and $40,077, respectively.

Custodian. First Union National Bank of North Carolina (the "Custodian"), Two First Union Center, Charlotte, North Carolina 28288-1151, serves as custodian for the Fund's assets. The Custodian acts as the depository for the Fund, safekeeps its portfolio securities, collects all income and other payments with respect to portfolio securities, disburses monies at the Fund's request and maintains records in connection with its duties as Custodian. For its services as Custodian, the Custodian is entitled to receive from the Fund an annual fee based on the average net assets of the Fund held by the Custodian.

Independent Auditors. The firm of Deloitte & Touche LLP, 2500 One PPG Place, Pittsburgh, Pennsylvania 15222-5401, serves as independent auditors for the Fund, and will audit the annual financial statements of the Fund, prepare the Fund's federal and state tax returns, and consult with the Fund on matters of accounting and federal and state income taxation.

                          SPECIAL SHAREHOLDER SERVICES

The Fund offers the following shareholder services:

The regular account allows for voluntary investments to be made at any time. Available to individuals, custodians, corporations, trusts, estates, corporate retirement plans and others, investors are free to make additions and withdrawals to or from their account as often as they wish. When an investor makes an initial investment in the Fund, a shareholder account is opened in accordance with the investor's registration instructions. Each time there is a transaction in a shareholder account, such as an additional investment or the reinvestment of a dividend or distribution, the shareholder will receive a confirmation statement showing the current transaction and all prior transactions in the shareholder account during the calendar year to date, along with a summary of the status of the account as of the transaction date. As stated in the Prospectus, shareholder certificates are not issued.

Automatic Investment Plan. The automatic investment plan enables shareholders to make regular monthly or quarterly investment in shares through automatic charges to their checking account. With shareholder authorization and bank approval, the Fund will automatically charge the checking account for the amount specified ($100 minimum) which will be automatically invested in shares at the public offering price on or about the 21st day of the month. The shareholder may change the amount of the investment or discontinue the plan at any time by writing to the Fund.

Shareholders owning shares with a value of $50,000 or more may establish a Systematic Withdrawal Plan. A shareholder may receive monthly or quarterly payments, in amounts of not less than $100 per payment, by authorizing the Fund to redeem the necessary number of shares periodically (each month, or quarterly in the months of March, June, September and December) in order to make the payments requested. The Fund has the capability of electronically depositing the proceeds of the systematic withdrawal directly to the shareholders' personal bank account ($5,000 minimum per bank wire). Instructions for establishing this service are included on the Fund Shares Application, enclosed in the Prospectus, or available by calling the Fund. If the shareholder prefers to receive his systematic withdrawal proceeds in cash, or if such proceeds are less than the $5,000 minimum for a bank wire, checks will be made payable to the designated recipient and mailed within 7 days of the valuation date. If the designated recipient is other than the registered shareholder, the signature of each shareholder must be guaranteed on the application (see "Signature Guarantees"). A corporation (or partnership) must also submit a "Corporate Resolution" (or "Certification of Partnership") indicating the names, titles and required number of signatures authorized to act on its behalf. The application must be signed by a duly authorized officer(s) and the corporate seal affixed. No redemption fees are charged to shareholders under this plan. Costs in conjunction with the administration of the plan are borne by the Fund. Shareholders should be aware that such systematic withdrawals may deplete or use up entirely their initial investment and may result in realized long-term or short-term capital gains or losses. The Systematic Withdrawal Plan may be terminated at any time by the Fund upon sixty days' written notice or by a shareholder upon written notice to the Fund. Applications and further details may be obtained by calling the Fund at 1-800-430-3863, or by writing to:

                      The Chesapeake Aggressive Growth Fund
                           107 North Washington Street
                              Post Office Box 4365
                     Rocky Mount, North Carolina 27803-0365

Purchases in Kind. The Fund may accept securities in lieu of cash in payment for the purchase of shares in the Fund. The acceptance of such securities is at the sole discretion of the Advisor based upon the suitability of the securities accepted for inclusion as a long term investment of the Fund, the marketability of such securities, and other factors which the Advisor may deem appropriate. If accepted, the securities will be valued using the same criteria and methods as described in "How Shares are Valued" in the Prospectus. Transactions involving the issuance of shares in the Fund for securities in lieu of cash will be limited to acquisitions of securities (except for municipal debt securities issued by state political subdivisions or their agencies or instrumentalities) which: (a) meet the investment objective and policies of the Fund; (b) are acquired for investment and not for resale; (c) are liquid securities which are not restricted as to transfer either by law or liquidity of market; and (d) have a value which is readily ascertainable (and not established only by evaluation procedures) as evidenced by a listing on the American Stock Exchange, the New York Stock Exchange, or NASDAQ.

The Fund does not intend, under normal circumstances, to redeem its securities by payment in kind. It is possible, however, that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such case, the Board of Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving them would incur brokerage costs when these securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund committed itself to pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any ninety-day period, the lesser of (a) $250,000 or (b) one percent (1%) of the Fund's net asset value at the beginning of such period.

  To transfer shares to another owner, send a written request to the Fund at the address shown herein. Your request should include the following: (1) the Fund name and existing account registration; (2) signature(s) of the registered owner(s) exactly as the signature(s) appear(s) on the account registration; (3) the new account registration, address, social security or taxpayer identification number and how dividends and capital gains are to be distributed;
(4) signature guarantees (See the Prospectus under the heading "Signature Guarantees"); and (5) any additional documents which are required for transfer by corporations, administrators, executors, trustees, guardians, etc. If you have any questions about transferring shares, call or write the Fund.

                      ADDITIONAL INFORMATION ON PERFORMANCE

From time to time, the total return of the Fund may be quoted in advertisements, sales literature, shareholder reports or other communications to shareholders. The Fund computes its "average annual total return" by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment. This is done by determining the ending redeemable value of a hypothetical $1,000 initial payment. This calculation is as follows:

                 P(1+T)n = ERV

Where:         T =  average annual total return.
             ERV =  ending  redeemable  value at the end of the period covered by the computation of a hypothetical $1,000 payment made at the beginning of the period.
               P =  hypothetical  initial  payment  of $1,000  from  which the maximum sales load is deducted. n = period covered by the computation, expressed in terms of years.

The Fund may also compute its aggregate total return, which is calculated in a similar manner, except that the results are not annualized.

The calculation of average annual total return and aggregate total return assume that the maximum sales load is deducted from the initial $1,000 investment at the time it is made and that there is a reinvestment of all dividends and capital gain distributions on the reinvestment dates during the period. The ending redeemable value is determined by assuming complete redemption of the hypothetical investment and the deduction of all nonrecurring charges at the end of the period covered by the computations. The Fund may also quote other total return information that does not reflect the effects of the sales load.

The average annual total return for the Fund for the year ended August 31, 1997 was 36.90%. The average annual total return for the Fund for the three years ended August 31, 1997 was 22.07%. The average annual total return for the Fund since inception (January 4, 1993) through August 31, 1997 was 21.88%. The cumulative total return for the Fund since inception through August 31, 1997 was 151.32%. These quotations assume the maximum 3.0% sales load for the Fund was deducted from the initial investment. The average annual total return of the Fund for the year ended August 31, 1997, for the three years ended August 31, 1997, and since inception through August 31, 1997, without deducting the maximum 3.0% sales load, was 41.14%, 23.31%, and 22.68%, respectively. The cumulative total return for the Fund since inception through August 31, 1997, without deducting the maximum 3.0% sales load, was 159.10%. These performance quotations should not be considered as representative of the Fund's performance for any specified period in the future.

The Fund's performance may be compared in advertisements, sales literature, shareholder reports, and other communications to the performance of other mutual funds having similar objectives or to standardized indices or other measures of investment performance. In particular, the Fund may compare its performance to the S&P 500 Total Return Index and the NASDAQ Industrials Index, which are generally considered to be representative of the performance of unmanaged common stocks that are publicly traded in the United States securities markets. The Fund may also compare its performance to the Russell 2000 Index, which is generally considered to be representative of the performance of unmanaged common stocks of smaller capitalization companies that are publicly traded in the United States securities markets. Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service or by one or more newspapers, newsletters or financial periodicals. The Fund may also occasionally cite statistics to reflect its volatility and risk. The Fund may also compare its performance to other published reports of the performance of unmanaged portfolios of companies. The performance of such unmanaged portfolios generally does not reflect the effects of dividends or dividend reinvestment. Of course, there can be no assurance that the Fund will experience the same results. Performance comparisons may be useful to investors who wish to compare the Fund's past performance to that of other mutual funds and investment products. Of course, past performance is not a guarantee of future results.

The Fund's performance fluctuates on a daily basis largely because net earnings and net asset value per share fluctuate daily. Both net earnings and net asset value per share are factors in the computation of total return as described above.

As indicated, from time to time, the Fund may advertise its performance compared to similar funds or portfolios using certain indices, reporting services, and financial publications. These may include the following:

o Lipper Analytical Services, Inc. ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time.

o Morningstar, Inc., an independent rating service, is the publisher of the bi-weekly Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.

Investors may use such indices in addition to the Fund's Prospectus to obtain a more complete view of the Fund's performance before investing. Of course, when comparing the Fund's performance to any index, factors such as composition of the index and prevailing market conditions should be considered in assessing the significance of such comparisons. When comparing funds using reporting services, or total return, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and compute offering price. Advertisements and other sales literature for the Fund may quote total returns that are calculated on non-standardized base periods. The total returns represent the historic change in the value of an investment in the Fund based on monthly reinvestment of dividends over a specified period of time.

From time to time the Fund may include in advertisements and other communications information, charts, and illustrations relating to inflation and the effects of inflation on the dollar, including the purchasing power of the dollar at various rates of inflation. The Fund may also disclose from time to time information about its portfolio allocation and holdings at a particular date (including ratings of securities assigned by independent rating services such as S&P and Moody's). The Fund may also depict the historical performance of the securities in which the Fund may invest over periods reflecting a variety of market or economic conditions either alone or in comparison with alternative investments, performance indices of those investments, or economic indicators. The Fund may also include in advertisements and in materials furnished to present and prospective shareholders statements or illustrations relating to the appropriateness of types of securities and/or mutual funds that may be employed to meet specific financial goals, such as saving for retirement, children's education, or other future needs.

                                   APPENDIX A

                             DESCRIPTION OF RATINGS

The Fund will normally be at least 90% invested in equities. As a temporary defensive position, however, the Fund may invest up to 100% of its assets in investment grade bonds, U.S. Government Securities, repurchase agreements, or money market instruments ("Investment-Grade Debt Securities"). When the Fund invests in Investment Grade-Debt Securities as a temporary defensive measure, it is not pursuing its investment objective. Under normal circumstances, however, the Fund may invest in money market instruments or repurchase agreements as described in the Prospectus. The various ratings used by the nationally recognized securities rating services are described below.

A rating by a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Advisor believes that the quality of fixed income securities in which the Fund may invest should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating is evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

Standard & Poor's Ratings Services. The following summarizes the highest four ratings used by Standard & Poor's Ratings Services ("S&P") for bonds which are deemed to be "Investment-Grade Debt Securities" by the Advisor:

         AAA - This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity of the obligor to meet its financial commitment on the obligation.

         AA - Debt rated AA differs from AAA issues only in a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

         A - Debt rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

         BBB - Debt rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

Bonds rated BB, B, CCC, CC and C are not considered by the Advisor to be "Investment-Grade Debt Securities" and are regarded, on balance, as having significant speculative characteristics with respect to the obligor's capacity to meet its financial commitment on the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds may have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is satisfactory, but the relative degree of safety is not as high as for issues designated A-1.

The rating SP-1 is the highest rating assigned by S&P to short term notes and indicates strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation. The rating SP-2 indicates a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

Moody's Investors Service, Inc. The following summarizes the highest four ratings used by Moody's Investors Service, Inc. ("Moody's") for bonds which are deemed to be "Investment-Grade Debt Securities" by the Advisor:

       Aaa - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

       A - Debt which is rated A possesses many favorable investment attributes and is to be considered as an upper medium grade obligation. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

       Baa - Debt which is rated Baa is considered as a medium grade obligation, i.e., it is neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debt lacks outstanding investment characteristics and in fact has speculative characteristics as well.

Moody's applies numerical modifiers (l, 2 and 3) with respect to bonds rated Aa, A and Baa. The modifier 1 indicates that the bond being rated ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the bond ranks in the lower end of its generic rating category. Bonds which are rated Ba, B, Caa, Ca or C by Moody's are not considered "Investment-Grade Debt Securities" by the Advisor. Bonds rated Ba are judged to have speculative elements because their future cannot be considered as well assured. Uncertainty of position characterizes bonds in this class, because the protection of interest and principal payments often may be very moderate and not well safeguarded.

Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the security over any long period for time may be small. Bonds which are rated Caa are of poor standing. Such securities may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or supporting institutions) are considered to have a superior ability for repayment of short-term promissory obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternative liquidity. Issuers rated Prime-2 (or supporting institutions) are considered to have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriated may be more affected by external conditions. Ample alternate liquidity is maintained.

The following summarizes the two highest ratings used by Moody's for short-term notes and variable rate demand obligations:

         MIG-l; VMIG-l - Obligations bearing these designations are of the best quality, enjoying strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

         MIG-2; VMIG-2 - Obligations bearing these designations are of a high quality with ample margins of protection.

Duff & Phelps Credit Rating Co. The following summarizes the highest four ratings used by Duff & Phelps Credit Rating Co. ("D&P") for bonds which are deemed to be "Investment-Grade Debt Securities" by the Advisor:

         AAA - Bonds that are rated AAA are of the highest credit quality. The risk factors are considered to be negligible, being only slightly more than for risk-free U.S. Treasury debt.

         AA - Bonds that are rated AA are of high credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

         A - Bonds rated A have average but adequate protection factors. The risk factors are more variable and greater in periods of economic stress.

         BBB - Bonds  rated BBB have below  average  protection  factors but are
         still   considered   sufficient  for  prudent   investment.   There  is
         considerable variability in risk during economic cycles.

Bonds rated BB, B and CCC by D&P are not considered "Investment-Grade Debt Securities" and are regarded, on balance, as predominantly speculative with respect to the issuer's ability to pay interest and make principal payments in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation.

The rating Duff l is the highest rating assigned by D&P for short-term debt, including commercial paper. D&P employs three designations, Duff l+, Duff 1 and Duff 1- within the highest rating category. Duff l+ indicates highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is judged to be "outstanding, and safety is just below risk-free U.S. Treasury short-term obligations." Duff 1 indicates very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are considered to be minor. Duff 1- indicates high certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

Fitch Investors Service, Inc. The following summarizes the highest four ratings used by Fitch Investors Service, Inc. ("Fitch") for bonds which are deemed to be "Investment-Grade Debt Securities" by the Advisor:

         AAA - Bonds are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

         AA - Bonds are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

         A - Bonds that are rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

         BBB - Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within a rating category. A "ratings outlook" is used to describe the most likely direction of any rating change over the intermediate term. It is described as "Positive" or "Negative". The absence of a designation indicates a stable outlook.

Bonds rated BB, B and CCC by Fitch are not considered "Investment-Grade Debt Securities" and are regarded, on balance, as predominantly speculative with respect to the issuer's ability to pay interest and make principal payments in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation.

The following summarizes the two highest ratings used by Fitch for short-term notes, municipal notes, variable rate demand instruments and commercial paper:

         F-1+ - Instruments assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         F-1 - Instruments assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

The term symbol "LOC" indicates that the rating is based on a letter of credit issued by a commercial bank.

--------------------------------------------------------------------------------

                           THE CHESAPEAKE GROWTH FUND

--------------------------------------------------------------------------------


                 a series of the Gardner Lewis Investment Trust






                               Annual Report 1997


                          FOR THE YEAR ENDED AUGUST 31






                               INVESTMENT ADVISOR
                         Gardner Lewis Asset Management
                        285 Wilmington-West Chester Pike
                         Chadds Ford, Pennsylvania 19317



                           THE CHESAPEAKE GROWTH FUND
                           107 North Washington Street
                             Post Office Drawer 4365
                     Rocky Mount, North Carolina 27803-0365
                                 1-800-430-3863

                                                                 October 1, 1997



Dear Shareholder:

     The Chesapeake Growth Fund closed September with a year-to-date gain of 35.7%. This gain comes on the heels of an 18.8% gain during the most recent quarter. These gains compare very favorably to those of the S&P 500, 7.5% for the quarter and 29.6% for the year. They also compare very favorably to the gains of both the Nasdaq Industrials and Russell 2000. (The Nasdaq was up 16.3% for the quarter and is up 23.9% for the year. The Russell was up 14.9% for the quarter and is up 26.6% for the year.) It is great to post another double digit gain, even more so when it outstrips that of the S&P 500 by such a large margin. Our significant profits were made in business services, energy, food, retail, medical products, telecommunications, and several areas of technology. Recognition of many of the opportunities we have discussed in our recent quarterly letters has begun to surface in the form of higher stock prices. And, although the market remains volatile, there seems to be a more rational approach to both fundamentals and valuation. This has benefited our portfolio tremendously.

     During the quarter, small and mid-sized companies began to garner investor attention, reversing for the first time in several years the significant outperformance of the S&P. A look behind the numbers is even more revealing because it demonstrates that the relatively few stocks that have been responsible for the S&P's meteoric rise were also in large part responsible for its underperformance. As we have suggested time and time again, ultimately a company's stock price is reflective of its underlying fundamentals. Thus when stocks get ahead of themselves, they will correct. This was the case with companies like Ascend, Cascade, and Fore Systems when the fortunes of the "momentum" investors turned for the worse a little more than a year ago. And, it appears today that it may be the case for the new so called "nifty-fifty" whose investors were hurt by ownership in wonderful companies like Coca-Cola and Gillette as their stocks entered a corrective phase during the third quarter.

     Prior to and during the decimation of momentum-oriented portfolios, we stuck to our discipline which prohibits ownership of securities whose price cannot be rationalized through underlying fundamentals. Likewise, we have avoided the call to chase the "nifty-fifty" concept knowing that adherence to our discipline has historically helped us to avoid market pitfalls. This adherence has allowed us to focus singularly on what we do best, discovering new investment opportunities with exceptional growth rates at reasonable prices. It is through the discovery and the resultant replacement process that we are able to maintain a portfolio of companies that in aggregate are growing at 35% and are selling at just 16 times our earnings estimates.

     Obviously a market excited for the first time in several years about investing in a broader selection of stocks is an excellent backdrop against which to work. This backdrop is further enhanced by the incredible growth prospects of those companies advantaged by an unprecedented business environment neither short of innovation nor the capital necessary to make it work. We believe the art of portfolio management lies in the discovery of the fascinating changes taking place each and every day. These changes can be evident, like the wholesale reshaping of the electric power industry, an industry undergoing a transformation from a stodgy business whose success was predicated upon its own power generation capabilities, to a streamlined and efficient business whose success will be predicated upon its ability to market what may be its own power, but more likely that generated by others. Or these changes can be less evident, like the recent discovery of new technology which could enable manufacturers to build semiconductors with copper rather than aluminum making them 40% more powerful and 20-30% less expensive.

     Because we desire to be at the forefront of change, our dedication to discovery is and will continue to be our focus. And, our fuel for the investments we uncover will continue to be the capital we harvest from those companies whose stock prices are nearing reflection of their underlying strength. Today, perhaps more influential than anything else, is a resurgence in entrepreneurial spirit in companies of all shapes and sizes making it difficult to find enough room in our portfolio for all of the investments we would like to make.

     In one final note, in our continued effort to enhance the quality of our research and provide better service to our clients, we have added Richard Bruce, Karen Horn, and Rebecca McClung to our staff. Have a pleasant fall!

Sincerely,


/S/ Whit                                                       /s/ John
W. Whitfield Gardner                                           John L. Lewis, IV

                           THE CHESAPEAKE GROWTH FUND

                     Performance Update - $25,000 Investment

                       For the period from January 4, 1993
                 (commencement of operations) to August 31, 1997


            4-Jan-93     24,250.00      25,000.00       25,000.00
           28-Feb-93     24,065.70      24,230.54       25,561.53
           31-May-93     26,473.73      25,487.25       26,005.81
           31-Aug-93     28,765.35      26,299.46       27,113.37
           30-Nov-93     30,203.17      27,206.54       27,200.10
           28-Feb-94     35,797.35      29,006.45       27,692.34
           31-May-94     32,132.03      25,932.10       27,265.02
           31-Aug-94     33,488.64      26,804.43       28,596.41
           30-Nov-94     34,519.67      26,290.77       27,484.98
           28-Feb-95     36,044.01      27,027.71       29,731.10
           31-May-95     40,251.98      28,814.32       32,769.38
           31-Aug-95     51,058.03      33,546.80       34,729.65
           30-Nov-95     48,683.89      33,945.33       37,648.74
           29-Feb-96     46,152.12      35,223.71       40,047.97
           31-May-96     51,083.80      41,491.50       42,087.69
           31-Aug-96     44,517.01      36,874.75       41,233.53
           30-Nov-96     49,643.05      39,196.15       48,008.24
           28-Feb-97     50,735.03      38,562.19       50,525.68
           31-May-97     54,206.96      39,949.75       54,468.02
           31-Aug-97     62,830.79      45,262.20       58,264.05



This graph depicts the performance of The Chesapeake Growth Fund versus the NASDAQ Industrials Index and the S&P 500 Total Return Index. It is important to note The Chesapeake Growth Fund is a professionally managed mutual fund while the indices are not available for investment and are unmanaged. The comparison is shown for illustrative purposes only.

Average Annual Total Return


------------------------------------------------------------------------
                                   Since       One Year    Three Years
                                   Inception
------------------------------------------------------------------------

No Sales Load                      22.68%      41.14%      23.31%

With 3% Sales Load                 21.88%      36.90%      22.07%

========================================================================


The graph assumes an initial $25,000 investment at January 4, 1993 ($24,250 after maximum sales load of 3%). All dividends and distributions are reinvested.

At August 31, 1997, the Fund would have grown to $62,831- total investment return of 151.32% since January 4, 1993. Without the deduction of the 3% maximum sales load, the Fund would have grown to $64,774 - total investment return of 159.10% since January 4, 1993. The sales load may be reduced or eliminated for larger purchases.

At August 31, 1997, a similar investment in the NASDAQ Industrials Index would have grown to $45,262 - total investment return of 81.05% since January 4, 1993; while a similar investment in the S&P 500 Total Return Index would have grown to $58,264 - total investment return of 133.06% since January 4, 1993.

Past performance is not a guarantee of future results. A mutual fund's share price and investment return will vary with market conditions, and the principal value of shares, when redeemed, may be worth more or less than the original cost. Average annual total returns are historical in nature and measure net investment income and capital gain or loss from portfolio investments assuming reinvestment of dividends.

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997

--------------------------------------------------------------------------------
                                                                        Value
                                                        Shares         (note 1)
--------------------------------------------------------------------------------

COMMON STOCKS - 97.62%

  Aerospace & Defense - 2.12%
  (a)BE Aerospace, Inc. ..........................      195,600      $ 6,943,800
  (a)Gulfstream Aerospace Corporation ............      203,600        6,031,650
                                                        -------      -----------
                                                                      12,975,450
  Apparel Manufacturing - 7.23%
  (a)Jones Apparel Group, Inc. ...................      351,200       17,625,850
     Kellwood Company ............................      122,300        4,418,088
     Liz Claiborne, Inc. .........................      203,700        9,077,381
  (a)Nautica Enterprises, Inc. ...................      160,600        3,824,287
     Warnaco Group,  Inc. ........................      289,400        9,387,412
                                                        -------      -----------
                                                                      44,333,018
  Auto - Rental/Leasing - 0.73%
  (a)Budget Group, Inc. ..........................      149,600        4,394,500

  Auto Parts - Original Equipment - 0.99%
     Federal-Mogul Corporation ...................      170,500        6,095,375

  Bicycles - 0.09%
  (a)Cannondale Corporation ......................       30,100          534,275

  Building Materials - 0.55%
     Carlisle Companies, Inc. ....................       79,400        3,349,688

  Chemicals - 0.91%
  (a)Waters Corporation ..........................      167,300        5,573,181

  Commercial Services - 0.57%
  (a)APAC Teleservices, Inc. .....................      212,300        3,502,950

  Computers - 12.12%
  (a)Dell Computer Corporation ...................      155,000       12,719,688
  (a)EMC Corporation .............................      186,800        9,585,175
  (a)Gateway 2000, Inc. ..........................      138,200        5,398,438
  (a)Quantum Corporation .........................      172,200        6,037,763
  (a)Read-Rite Corporation .......................      222,600        6,385,838
  (a)Sequent Computer Systems, Inc. ..............      212,600        5,992,663
  (a)Splash Technology Holdings, Inc. ............      183,200        6,205,900
  (a)Tandem Computers Incorporated ...............      441,600       15,124,800
  (a)Western Digital Corporation .................      143,200        6,891,500
                                                        -------      -----------
                                                                      74,341,765



                                                                     (Continued)

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997

--------------------------------------------------------------------------------
                                                                        Value
                                                         Shares        (note 1)
--------------------------------------------------------------------------------

COMMON STOCKS - (Continued)

  Computer Software & Services - 8.52%
  (a)BancTec, Inc. .................................     121,900     $ 3,017,025
  (a)BMC Software, Inc. ............................      97,100       6,080,888
  (a)Cadence Design Systems, Inc. ..................     179,550       8,539,847
  (a)Comverse Technology, Inc. .....................      62,000       2,848,125
  (a)Network Computing Devices, Inc. ...............     180,300       2,141,063
  (a)Network General Corporation ...................     129,700       2,156,263
  (a)Structural Dynamics Research Corporation ......     256,100       6,802,656
  (a)Synopsys, Inc. ................................     156,600       5,422,275
  (a)System Software Associates, Inc. ..............     675,850      10,264,472
  (a)Vanstar Corporation ...........................     323,900       5,081,181
                                                         -------     -----------
                                                                      52,353,795
  Electrical Equipment - 1.15%
  (a)Encore Wire Corporation .......................     204,750       7,063,875

  Electronics - 1.50%
     Technitrol, Inc. ..............................     177,600       6,038,400
  (a)Vishay Intertechnology, Inc. ..................     117,600       3,145,800
                                                         -------     -----------
                                                                       9,184,200
  Electronics - Semiconductor - 7.66%
  (a)Actel Corporation .............................     179,900       3,654,218
  (a)Adaptec, Inc. .................................     395,900      19,003,200
  (a)DSP Communications, Inc. ......................     346,300       6,796,137
  (a)Hadco Corporation .............................      44,000       3,085,500
  (a)Integrated Process Equipment Corp. ............      21,200         699,600
  (a)SDL, Inc. .....................................      77,400       1,373,850
  (a)Teradyne, Inc. ................................     222,800      12,407,175
                                                         -------     -----------
                                                                      47,019,680
  Emerging Technology - 0.58%
     Cognizant Corporation .........................      84,700       3,557,400

  Engineering & Construction - 0.44%
  (a)American Buildings Company ....................      94,000       2,690,750

  Environmental Control - 1.50%
  (a)USA Waste Services, Inc. ......................     218,600       9,181,200

  Financial - Consumer Credit - 2.22%
  (a)AmeriCredit Corporation .......................     276,000       7,383,000
     The Money Store, Inc. .........................     218,500       6,227,250
                                                         -------     -----------
                                                                      13,610,250


                                                                     (Continued)

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997

--------------------------------------------------------------------------------
                                                                        Value
                                                         Shares       (note 1)
--------------------------------------------------------------------------------

COMMON STOCKS - (Continued)

  Food - Wholesale - 1.12%
     Michael Foods, Inc. .............................    139,300    $ 3,012,362
     Richfood Holdings, Inc. .........................    172,400      3,879,000
                                                          -------    -----------
                                                                       6,891,362
  Foreign Securities (c) - 3.85%
  (a)ASM International N.V ...........................     33,400        438,375
  (a)Creative Technology Limited .....................    289,400      5,570,950
     ECI Telecommunications Limited ..................    309,900      9,238,893
  (a)Petroleum Geo-Services ASA ......................     99,800      6,056,612
     Teva Pharmaceutical Industries Ltd. .............     45,000      2,356,875
                                                          -------    -----------
                                                                      23,661,705
  Hand & Machine Tools - 0.30%
     SPX Corporation .................................     32,100      1,865,812

  Human Resources - 1.79%
  (a)CORESTAFF, Inc. .................................    205,800      6,122,550
     Personnel Group of America, Inc. ................    145,400      4,870,900
                                                          -------    -----------
                                                                      10,993,450
  Leisure Time - 0.49%
     Polaroid Corporation ............................     56,600      3,003,337

  Machine - Construction & Mining - 0.56%
  (a)Terex Corporation ...............................    158,200      3,421,075

  Machine - Diversified - 1.62%
  (a)Coltec Industries, Inc. .........................    249,900      5,591,513
     DT Industries, Inc. .............................    146,100      4,346,475
                                                          -------    -----------
                                                                       9,937,988
  Medical - Hospital Management & Service - 4.51%
  (a)Genesis Health Ventures, Inc. ...................    251,500      8,771,063
  (a)HEALTHSOUTH Corporation .........................    219,800      5,481,262
  (a)MedPartners, Inc. ...............................    251,500      5,375,812
  (a)Tenet Healthcare Corporation ....................    295,700      8,057,825
                                                          -------    -----------
                                                                      27,685,962
  Medical Supplies - 1.56%
     Biomet, Inc. ....................................    402,300      8,347,725
  (a)Steris Corporation ..............................     32,500      1,218,750
                                                          -------    -----------
                                                                       9,566,475





                                                                     (Continued)

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997


--------------------------------------------------------------------------------
                                                                        Value
                                                         Shares        (note 1)
--------------------------------------------------------------------------------

COMMON STOCKS - (Continued)

  Metal Fabrication & Hardware - 0.17%
  (a)UNR Industries, Inc. ..........................     226,500     $ 1,047,562

  Office & Business Equipment - 1.77%
  (a)U.S. Office Products Company ..................     332,400      10,886,100

  Oil & Gas - Equipment & Services - 3.11%
  (a)J. Ray McDermott, S.A .........................     207,700       8,204,150
  (a)Rowan Companies, Inc. .........................     229,100       6,844,363
  (a)Pride International, Inc. .....................     126,400       4,044,800
                                                         -------     -----------
                                                                      19,093,313
  Pharmaceuticals - 1.15%
     Jones Medical Industries, Inc. ................     121,100       3,602,725
  (a)Watson Pharmaceuticals, Inc. ..................      65,100       3,421,818
                                                         -------     -----------
                                                                       7,024,543
  Restaurants & Food Service - 0.89%
     CKE Restaurants, Inc. .........................     169,000       5,450,250

  Retail - Apparel - 4.95%
  (a)Goody's Family Clothing, Inc. .................     133,300       4,548,862
     Ross Stores, Inc. .............................     175,700       5,161,188
  (a)Stage Stores, Inc. ............................     272,000       8,415,000
     TJX Companies, Inc. ...........................     209,200       5,753,000
  (a)The Dress Barn, Inc. ..........................     211,400       4,333,700
  (a)The Men's Wearhouse, Inc. .....................      59,600       2,164,225
                                                         -------     -----------
                                                                      30,375,975
  Retail - Automobiles - 0.82%
  (a)United Auto Group, Inc. .......................     206,900       5,030,256

  Retail - Building Supplies - 0.38%
  (a)Eagle Hardware & Garden, Inc. .................     105,500       2,314,406

  Retail - Department Stores - 3.81%
  (a)Ames Department Stores, Inc. ..................     195,500       3,299,063
  (a)Consolidated Stores Corporation ...............     143,450       5,370,409
  (a)Fred Meyer, Inc. ..............................     112,600       5,855,200
  (a)Proffitt's, Inc. ..............................     165,300       8,874,544
                                                         -------     -----------
                                                                      23,399,216





                                                                     (Continued)

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997

--------------------------------------------------------------------------------
                                                                         Value
                                                           Shares      (note 1)
--------------------------------------------------------------------------------

COMMON STOCKS - (Continued)

  Retail - Specialty Line - 2.33%
  (a)Borders Group, Inc. ............................      321,600   $ 7,658,100
     Cash America International, Inc. ...............      262,400     2,820,800
  (a)Hollywood Entertainment Corporation ............      233,300     3,820,288
  (a)The Score Board, Inc. ..........................        3,011         2,635
                                                          --------   -----------
                                                                      14,301,823
  Shoes - Leather - 0.51%
  (a)Nine West Group, Inc. ..........................       74,100     3,130,725

  Telecommunications - 1.03%
  (a)Mastec, Inc. ...................................      135,000     6,302,813

  Telecommunications Equipment - 3.70%
  (a)Boston Technology, Inc. ........................      113,600     3,344,100
  (a)Cable Design Technologies ......................       89,900     3,006,031
  (a)Newbridge Networks Corporation .................      117,400     5,341,700
  (a)P-COM, Inc. ....................................      129,600     6,018,300
  (a)QUALCOMM, Inc. .................................      107,900     4,990,375
                                                          --------   -----------
                                                                      22,700,506
  Transportation - Air - 1.88%
     Airborne Freight Corporation ...................      141,800     6,983,650
     Comair Holdings, Inc. ..........................      168,725     4,534,484
                                                          --------   -----------
                                                                      11,518,134
  Utilities - Electric - 3.34%
  (a)CalEnergy Co., Inc. ............................      497,500    16,479,688
  (a)Calpine Corporation ............................      217,500     4,023,750
                                                          --------   -----------
                                                                      20,503,438
  Wholesale & Distribution - Special Line - 3.10%
  (a)CellStar Corporation ...........................      309,000    10,293,563
  (a)Central Garden and Pet Company .................      147,100     4,339,450
  (a)Inacom Corp. ...................................      127,900     4,412,550
                                                          --------   -----------
                                                                      19,045,563

     Total Common Stocks (Cost $439,362,071) ........                598,913,141
                                                                     -----------

INVESTMENT COMPANIES - 2.35%
  Evergreen Money Market Treasury Institutional Money
     Market Fund Institutional Service Shares
     (Cost $14,422,299) .............................   14,422,299    14,422,299
                                                       -----------   -----------


                                                                     (Continued)

                           THE CHESAPEAKE GROWTH FUND

                            PORTFOLIO OF INVESTMENTS

                                 August 31, 1997





Total Value of Investments (Cost $453,784,370 (b)) ....   99.97%    $613,335,440
Other Assets Less Liabilities .........................    0.03%         153,462
                                                          ------    ------------
  Net Assets ..........................................  100.00%    $613,488,902
                                                          ======    ============



(a)  Non-income producing investment.

(b) Aggregate cost for federal income tax purposes is $454,104,414. Unrealized appreciation (depreciation) of investments for federal income tax purposes is as follows:



Unrealized appreciation                                     $164,393,747
Unrealized depreciation                                       (5,162,721)
                                                            ------------
              Net unrealized appreciation                   $159,231,026
                                                            ============

(c) Foreign securities represent securities issued in the United States markets by non-domestic companies.

                           THE CHESAPEAKE GROWTH FUND

                      STATEMENT OF ASSETS AND LIABILITIES

                                August 31, 1997


ASSETS
   Investments, at value (cost $453,784,370) ...................    $613,335,440
   Cash ........................................................          91,653
   Income receivable ...........................................         166,335
   Receivable for investments sold .............................       5,964,642
   Receivable for fund shares sold .............................           3,590
   Prepaid expenses ............................................          11,565
   Deferred organization expenses, net (note 3) ................           3,446
                                                                    ------------
      Total assets .............................................     619,576,671
                                                                    ------------
LIABILITIES
   Accrued expenses ............................................          50,103
   Payable for investment purchases ............................       6,012,666
   Due to administrator (note 2) ...............................          25,000
                                                                    ------------
      Total liabilities ........................................       6,087,769
                                                                    ------------
NET ASSETS
   (applicable to 27,340,585 shares outstanding; unlimited
    shares of no par value beneficial interest authorized) .....    $613,488,902
                                                                    ============
NET ASSET VALUE, REDEMPTION AND OFFERING PRICE PER SHARE
   ($613,488,902 / 27,340,585 shares) ..........................    $      22.44
                                                                    ============
MAXIMUM OFFERING PRICE PER SHARE
   (100 / 97% of $22.44) .......................................    $      23.13
                                                                    ============
NET ASSETS CONSIST OF
   Paid-in capital .............................................    $387,339,202
   Undistributed net realized gain on investments ..............      66,598,630
   Net unrealized appreciation on investments ..................     159,551,070
                                                                    ------------
                                                                    $613,488,902
                                                                    ============





See accompanying notes to financial statements

                           THE CHESAPEAKE GROWTH FUND

                            STATEMENT OF OPERATIONS

                           Year ended August 31, 1997


INVESTMENT INCOME

   Income
      Interest ................................................   $     423,215
      Dividends ...............................................         872,244
                                                                  -------------
         Total income .........................................       1,295,459
                                                                  -------------
   Expenses
      Investment advisory fees (note 2) .......................       6,475,547
      Fund administration fees (note 2) .......................         499,572
      Custody fees ............................................          37,516
      Registration and filing administration fees (note 2) ....           7,126
      Fund accounting fees (note 2) ...........................          21,000
      Audit fees ..............................................          13,825
      Legal fees ..............................................          10,630
      Securities pricing fees .................................           7,563
      Shareholder recordkeeping fees ..........................          15,990
      Shareholder administrative fees .........................         102,708
      Shareholder servicing expenses ..........................          25,554
      Registration and filing expenses ........................          57,412
      Printing expenses .......................................          37,520
      Amortization of deferred organization expenses (note 3) .           8,052
      Trustee fees and meeting expenses .......................          10,566
      Other operating expenses ................................          46,965
                                                                  -------------
         Total expenses .......................................       7,377,546
                                                                  -------------
            Net investment loss ...............................      (6,082,087)
                                                                  -------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS

   Net realized gain from investment transactions .............      72,981,586
   Increase in unrealized appreciation on investments .........     114,457,604
                                                                  -------------
      Net realized and unrealized gain on investments .........     187,439,190
                                                                  -------------
         Net increase in net assets resulting from operations .   $ 181,357,103
                                                                  =============


See accompanying notes to financial statements

                                             THE CHESAPEAKE GROWTH FUND

                                        STATEMENTS OF CHANGES IN NET ASSETS


--------------------------------------------------------------------------------------------------------------------

                                                                                     Year ended        Year ended
                                                                                      August 31,        August 31,
                                                                                         1997              1996
--------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS

  Operations
     Net investment loss ........................................................    $(6,082,087)      $(4,857,254)
     Net realized gain from investment transactions .............................      72,981,586       48,006,720
     Increase (decrease) in unrealized appreciation on investments ..............     114,457,604     (105,477,799)
                                                                                     ------------     ------------

        Net increase (decrease) in net assets resulting from operations ........      181,357,103      (62,328,333)
                                                                                     ------------      -----------

  Distributions to shareholders from
     Net realized gain from investment transactions .............................     (28,932,671)     (30,366,960)
                                                                                     ------------      -----------

  Capital share transactions
     Increase in net assets resulting from capital share transactions (a) .......         756,974       92,716,745
                                                                                     ------------      -----------

           Total increase in net assets .........................................     153,181,406           21,452
                                                                                     ------------      -----------
NET ASSETS

  Beginning of period ...........................................................     460,307,496      460,286,044
                                                                                     ------------      -----------
       End of period ............................................................    $613,488,902     $460,307,496
                                                                                     ============     ============



(a) A summary of capital share activity follows:
                                                          Year ended                             Year ended
                                                        August 31, 1997                       August 31, 1996
                                                  -----------------------------      -----------------------------
                                                    Shares             Value            Shares            Value
                                                  -----------------------------      -----------------------------
Shares sold                                        3,447,946        $64,609,895        6,577,730      $118,581,825
Shares issued for reinvestment
  of distributions                                 1,565,933         26,934,053        1,453,621        27,517,060
                                                  ----------        -----------       ----------      ------------
                                                   5,013,879         91,543,948        8,031,351       146,098,885

Shares redeemed                                   (4,938,898)       (90,786,974)      (3,002,515)      (53,382,140
                                                  ----------        -----------       ----------      ------------
  Net increase                                        74,981           $756,974        5,028,836       $92,716,745
                                                  ==========        ===========       ==========      ============






See accompanying notes to financial statements

                                                     THE CHESAPEAKE GROWTH FUND

                                                        FINANCIAL HIGHLIGHTS

                                          (For a Share Outstanding Throughout the Period)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            For the period from
                                                                                                                January 4, 1993
                                                                                                               (commencement of
                                                      Year ended     Year ended     Year ended      Year ended      operations)
                                                       August 31,     August 31,     August 31,      August 31,   to August 31,
                                                            1997           1996           1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, beginning of period                      $16.88         $20.70         $13.58          $11.86          $10.00

   Income (loss) from investment operations
      Net investmento loss                                 (0.22)         (0.18)         (0.15)          (0.05)          (0.01)
      Net realized and unrealized gain (loss)
          on investments                                    6.84          (2.53)          7.27            1.98            1.87
                                                            ----          -----           ----            ----            ----

         Total from investment operations                   6.62          (2.71)          7.12            1.93            1.86
                                                            ----          -----           ----            ----            ----

   Distributions to shareholders from
      Net investment income                                 0.00           0.00           0.00           (0.16)           0.00
      Net realized gain from investment transaction        (1.06)         (1.11)          0.00           (0.05)           0.00
                                                           -----          -----           ----           -----            ----
         Total distributions                               (1.06)         (1.11)          0.00           (0.21)           0.00
                                                           -----          -----           ----           -----            ----

Net asset value, end of period                            $22.44         $16.88         $20.70          $13.58          $11.86
                                                          ======         ======         ======          ======          ======

Total return (a)                                           41.14 %       (12.81)%        52.45 %         16.42 %         29.76 %(b)
                                                           =====         ======          =====           =====           =====

Ratios/supplemental data
   Net assets, end of period                        $613,488,902   $460,307,496   $460,286,044    $179,222,758     $25,421,085
                                                    ============   ============   ============    ============     ===========

   Ratio of expenses to average net assets
      Before expense reimbursements and waived fees         1.42 %         1.42 %         1.43 %          1.57 %          2.29 %(b)
      After expense reimbursements and waived fees          1.42 %         1.42 %         1.43 %          1.49 %          1.54 %(b)

   Ratio of net investment income (loss) to average net assets
      Before expense reimbursements and waived fees        (1.17)%        (1.05)%        (1.07)%         (0.87)%         (1.22)%(b)
      After expense reimbursements and waived fees         (1.17)%        (1.05)%        (1.07)%          0.79 %         (0.47)%(b)

   Portfolio turnover rate                                115.51 %       110.04 %        75.42 %         66.03 %         45.95 %(b)
   Average broker commissions per share (c)              $0.0568


(a)  Total return does not reflect payment of a sales charge.

(b)  Annualized.

(c) Represents total commission paid on portfolio securities divided by total portfolio shares purchased or sold on which commissions were charged.

See accompanying notes to financial statements

                           THE CHESAPEAKE GROWTH FUND

                          NOTES TO FINANCIAL STATEMENTS

                                 August 31, 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

The Chesapeake Growth Fund (the "Fund") is a diversified series of shares of beneficial interest of the Gardner Lewis Investment Trust (the "Trust"). The Trust is an open-end investment company which was organized in 1992 as a Massachusetts Business Trust and is registered under the Investment Company Act of 1940, (the "Act") as amended. The Fund began operations on January 4, 1993. The investment objective of The Fund is to seek capital appreciation through investments in equity securities, consisting primarily of common and preferred stocks and securities convertible into common stocks. The following is a summary of significant accounting policies followed by the Fund:

A. Security Valuation - The Fund's investments in securities are carried at value. Securities listed on an exchange or quoted on a national market system are valued at the last sales price as of 4:00 p.m. New York time. Other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the most recent bid price. Securities for which market quotations are not readily available, if any, are valued by using an independent pricing service or by following procedures approved by the Board of Trustees. Short-term investments are valued at cost which approximates value.

B. Federal Income Taxes - No provision has been made for federal income taxes since it is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to make sufficient distributions of taxable income to relieve it from all federal income taxes.

     Net investment income (loss) and net realized gains (losses) may differ for financial statement and income tax purposes primarily because of losses incurred subsequent to October 31, which are deferred for income tax purposes. The character of distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains were recorded by the Fund.

C. Investment Transactions - Investment transactions are recorded on the trade date. Realized gains and losses are determined using the specific identification cost method. Interest income is recorded daily on an accrual basis. Dividend income is recorded on the ex-dividend date.

D. Distributions to Shareholders - The Fund may declare dividends quarterly, generally payable in March, June, September and December, on a date selected by the Trust's Trustees. Distributions to shareholders are recorded on the ex-dividend date. In addition, distributions may be made annually in November out of net realized gains through October 31 of that year. The Fund may make a supplemental distribution subsequent to the end of its fiscal year ending August 31.

E. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, expenses and revenues reported in the financial statements. Actual results could differ from those estimated.

                           THE CHESAPEAKE GROWTH FUND

                          NOTES TO FINANCIAL STATEMENTS

                                 August 31, 1997



F. Repurchase Agreements - The Fund may acquire U. S. Government Securities or corporate debt securities subject to repurchase agreements. A repurchase agreement transaction occurs when the Fund acquires a security and simultaneously resells it to the vendor (normally a member bank of the Federal Reserve or a registered Government Securities dealer) for delivery on an agreed upon future date. The repurchase price exceeds the purchase price by an amount which reflects an agreed upon market interest rate earned by the Fund effective for the period of time during which the repurchase agreement is in effect. Delivery pursuant to the resale typically will occur within one to five days of the purchase. The Fund will not enter into a repurchase agreement which will cause more than 10% of its net assets to be invested in repurchase agreements which extend beyond seven days. In the event of the bankruptcy of the other party to a repurchase agreement, the Fund could experience delays in recovering its cash or the securities lent. To the extent that in the interim the value of the securities purchased may have declined, the Fund could experience a loss. In all cases, the creditworthiness of the other party to a transaction is reviewed and found satisfactory by the Advisor. Repurchase agreements are, in effect, loans of Fund assets. The Fund will not engage in reverse repurchase transactions, which are considered to be borrowings under the Act.


NOTE 2 - INVESTMENT ADVISORY FEE AND OTHER RELATED PARTY TRANSACTIONS

Pursuant to an investment advisory agreement, Gardner Lewis Asset Management (the "Advisor") provides the Fund with a continuous program of supervision of the Fund's assets, including the composition of its portfolio, and furnishes advice and recommendations with respect to investments, investment policies, and the purchase and sale of securities. As compensation for its services, the Advisor receives a fee at the annual rate of 1.25% of the Fund's average daily net assets.

The Fund's administrator, The Nottingham Company, (the "Administrator"), provides administrative services to and is generally responsible for the overall management and day-to-day operations of the Fund pursuant to an accounting and administrative agreement with the Trust. As compensation for its services, for the period from September 1, 1996 through February 28, 1997, the Administrator received a fee at the annual rate of 0.20% of the Fund's first $25 million of average daily net assets, 0.15% of the next $25 million, and 0.075% of average daily net assets over $50 million. For the period from March 1, 1997 through August 31, 1997, the Administrator receives a fee at the annual rate of 0.20% of the Fund's first $25 million of average daily net assets, 0.15% of the next $25 million, and 0.10% of average daily net assets over $50 million. The
Administrator also receives a monthly fee of $1,750 for accounting and recordkeeping services. Additionally, the Administrator charges the Fund for servicing of shareholder accounts and registration of the Fund's shares. The Administrator also charges for certain expenses involved with the daily valuation of portfolio securities.

Currently, the Fund does not offer its shares for sale in states which require limitations to be placed on its expenses.

Capital Investment Group, Inc. (the "Distributor") serves as the Fund's principal underwriter and distributor. The Distributor receives any sales charges imposed on purchases of shares and re-allocates a portion of such charges to dealers through whom the sale was made, if any. For the year ended August 31, 1997, the Distributor retained sales charges in the amount of $1,480.

Certain Trustees and officers of the Trust are also officers of the Advisor or the Administrator.

                           THE CHESAPEAKE GROWTH FUND

                          NOTES TO FINANCIAL STATEMENTS

                                 August 31, 1997



NOTE 3 - DEFERRED ORGANIZATION EXPENSES

Expenses totaling $39,700 incurred in connection with its organization and the registration of its shares have been assumed by the Fund.

The organization expenses are being amortized over a period of sixty months. Investors purchasing shares of the Fund bear such expenses only as they are amortized against the Fund's investment income.


NOTE 4 - PURCHASES AND SALES OF INVESTMENTS

Purchases and sales of investments other than short-term investments aggregated $586,883,533 and $613,242,126, respectively, for the year ended August 31, 1997.

INDEPENDENT AUDITORS' REPORT


To the Board of Trustees and Shareholders of Gardner Lewis Investment Trust:

We have audited the accompanying statement of assets and liabilities of The Chesapeake Growth Fund (a portfolio of Gardner Lewis Investment Trust), including the portfolio of investments, as of August 31, 1997, and the related statements of operations for the year then ended, and the statements of changes in net assets and financial highlights for the two years then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the three years in the period ended August 31, 1995 were audited by other auditors, whose reports thereon dated September 29, 1995, expressed an unqualified opinion.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1997 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Chesapeake Growth Fund as of August 31, 1997, the results of its operations for the year then ended, the changes in its net assets and its financial highlights for the two years then ended in conformity with generally accepted accounting principles.



Deloitte & Touche LLP

Pittsburgh, Pennsylvania
September 19, 1997

                                     PART C

                         GARDNER LEWIS INVESTMENT TRUST

                                    FORM N-1A

                                OTHER INFORMATION


ITEM 24.   Financial Statements and Exhibits

         a)       Financial Statements:

                  Annual Reports for the fiscal year ended February 28, 1997 for the Chesapeake Growth Fund are incorporated by reference to Post-Effective Amendment 14 under Part B. The financial statements for the Chesapeake Core Growth Fund will be filed by amendment. The financial statements for The Chesapeake Aggressive Growth Fund are included under Part B.

         b)       Exhibits:

(1) Amended and Restated Declaration of Trust - Incorporated by reference; filed 2/3/95

(2)      Amended and Restated By-Laws - Incorporated by reference; filed 2/3/95

(3)      Not applicable

(4) Not applicable - the series of the Registrant do not issue certificates (see Exhibit 1 and 2 for the relevant portions of the Declaration of Trust and By-Laws)

(5) (a) Investment Advisory Agreement for The Chesapeake Aggressive Growth Fund - Incorporated by reference; filed 10/27/92

         (b) Investment Advisory Agreement for The Chesapeake Growth Fund - Incorporated by reference; filed 1/27/94

         (c) Investment Advisory Agreement for The Chesapeake Core Growth Fund - Incorporated by reference; filed 9/3/97

(6) (a) Distribution Agreement for The Chesapeake Aggressive Growth Fund - Incorporated by reference; filed 11/16/94

         (b) Distribution Agreement for The Chesapeake Aggressive Growth Fund - Incorporated by reference; filed 1/27/94

         (c) Distribution Agreement for The Chesapeake Core Growth Fund - Incorporated by reference; filed 9/03/97

(7)      Not applicable

(8)      Custodian Agreement - Incorporated by reference; filed 6/30/97

(9) (a) Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement - Incorporated by reference; filed 12/21/93

         (b) Amendment to the Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement - Incorporated by reference; filed 10/26/95

         (c) Amendment to the Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement - Incorporated by reference; filed 7/08/96

         (d) Amendment to the Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement - Incorporated by reference; filed 9/03/97

         (e) Amendment to the Fund Accounting, Dividend Disbursing and Transfer Agent and Administration Agreement - Incorporated by reference; filed 10/09/97

(10) Opinion of Counsel - Incorporated by reference; filed 10/30/96 ,4/29/97 and 10/09/97

(11) Consent of Auditors - Incorporated by reference; filed 12/11/96 and 6/30/97; Enclosed under Exhibit 11 for The Chesapeake Aggressive Growth Fund

(12)     Not Applicable

(13)     Not Applicable

(14)     Not applicable

(15) (a) Distribution Plan for The Chesapeake Growth Fund Series A Investor Shares - Incorporated by reference; filed 2/7/95

         (b) Distribution Plan for The Chesapeake Growth Fund Series C Investor Shares - Incorporated by reference; filed 2/7/95

         (c) Distribution Plan for The Chesapeake Growth Series D Investor Shares - Incorporated by reference; filed 2/7/95

(16) Computation of Performance - Enclosed under Exhibit 16 for The Chesapeake Aggressive Growth Fund

(17)     Copies  of  Powers of  Attorney  -  Incorporated  by  reference;  filed
         12/11/96

(18)     Copies  of  Amended  and  Restated  Rule  18f-3   Multi-Class   Plan  -
         Incorporated by reference; filed 12/11/96

ITEM 25.   Persons Controlled by or Under Common Control with Registrant

No person is controlled by or under common control with the Registrant.


ITEM 26.   Number of Holders of Securities

As of December 29, 1997, the number of record holders of each class of securities of Registrant was as follows:

                                                                       Number of
Title of Class                                                    Record Holders

The Chesapeake Aggressive Growth Fund.....................................1635
The Chesapeake Growth Fund - Institutional Shares..........................173
The Chesapeake Growth Fund - Series A Investor Shares......................588
The Chesapeake Growth Fund - Series C Investor Shares.......................53
The Chesapeake Growth Fund - Series D Investor Shares......................168
The Chesapeake Growth Fund - Super-Institutional Shares......................1
The Chesapeake Core Growth Fund ............................................31


ITEM 27.   Indemnification

         The  Declaration  of  Trust  and  Bylaws  of  the  Registrant   contain
         provisions covering indemnification of the officers and trustees. The following are summaries of the applicable provisions.

         The Registrant's Declaration of Trust provides that every person who is or has been a trustee, officer, employee or agent of the Registrant and every person who serves at the trustees' request as director, officer, employee or agent of another enterprise will be indemnified by the Registrant to the fullest extent permitted by law against all liabilities and against all expenses reasonably incurred or paid by him in connection with any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind in which he becomes involved as a party or otherwise or is threatened by virtue of his being or having been a trustee, officer, employee or agent of the Registrant or of another enterprise at the request of the Registrant and against amounts paid or incurred by him in the compromise or settlement thereof.

         No indemnification will be provided to a trustee or officer: (i) against any liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct"); (ii) with respect to any matter as to which he shall, by the court or other body by or before which the proceeding was brought or engaged, have been finally adjudicated to be liable by reason of disabling conduct; (iii) in the absence of a final adjudication on the merits that such trustee or officer did not engage in disabling conduct, unless a reasonable determination, based upon a review of the facts that the person to be indemnified is not liable by reason of such conduct, is made by vote of a majority of a quorum of the trustees who are neither interested persons nor parties to the proceedings, or by independent legal counsel, in a written opinion.

         The rights of indemnification may be insured against by policies maintained by the Registrant, will be severable, will not affect any other rights to which any trustee, officer, employee or agent may now or hereafter be entitled, will continue as to a person who has ceased to be such trustee, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of such a person; provided, however, that no person may satisfy any right of indemnity or reimbursement except out of the property of the Registrant, and no other person will be personally liable to provide indemnity or reimbursement (except an insurer or surety or person otherwise bound by contract).

         Article XIV of the Registrant's Bylaws provides that the Registrant will indemnify each trustee and officer to the full extent permitted by applicable federal, state and local statutes, rules and regulations and the Declaration of Trust, as amended from time to time. With respect to a proceeding against a trustee or officer brought by or on behalf of the Registrant to obtain a judgment or decree in its favor, the Registrant will provide the officer or trustee with the same indemnification, after the same determination, as it is required to provide with respect to a proceeding not brought by or on behalf of the Registrant.


         This indemnification will be provided with respect to an action, suit proceeding arising from an act or omission or alleged act or omission, whether occurring before or after the adoption of Article XIV of the Registrant's Bylaws.

ITEM 28.   Business and other Connections of Investment Advisor

         See the Statement of Additional Information section entitled "Management of the Fund" and the Investment Advisor's Form ADV filed with the Commission for the activities and affiliations of the officers and directors of the Investment Advisor of the Registrant. Except as so provided, to the knowledge of Registrant, none of the directors or executive officers of the Investment Advisor is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. The Investment Advisor currently serves as investment advisor to numerous institutional and individual clients.

ITEM 29.   Principal Underwriter

         (a) Capital Investment Group, Inc. is underwriter and distributor for The Chesapeake Aggressive Growth Fund, The Chesapeake Growth Fund, The Chesapeake Core Growth Fund, Capital Value Fund, ZSA Asset Allocation Fund, The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund, WST Growth &
                  Income Fund, GrandView S&P(R) REIT Index Fund, GrandView Realty Growth Fund and Blue Ridge Total Return Fund.

         (b)

------------------------------------------------------------------------------------------------
Name and Principal                Position(s) and Offices             Position(s) and Offices
Business Address                  Underwriter                         with Registrant
------------------------------------------------------------------------------------------------

Richard K. Bryant                 President                           No position with the Trust
17 Glenwood Avenue
Raleigh, North Carolina

Elmer O. Edgerton, Jr.            Vice President                      No position with the Trust
17 Glenwood Avenue
Raleigh, North Carolina


         (c)      Not applicable

ITEM 30.   Location of Accounts and Records

         All account books and records not normally held by First Union National Bank of North Carolina, the Custodian to the Registrant, are held by the Registrant, in the offices of The Nottingham Company, Fund Accountant and Administrator, NC Shareholder Services, Transfer Agent to the Registrant, or by Gardner Lewis Asset Management, the Advisor to the Registrant.

         The address of The Nottingham Company is 105 North Washington Street, Post Office Drawer 69, Rocky Mount, North Carolina 27802-0069. The address of NC Shareholder Services is 107 North Washington Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. The address of Gardner Lewis Asset Management is 285 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317. The address of First Union National Bank of North Carolina is Two First Union Center, Charlotte, North Carolina 28288-1151.

ITEM 31.   Management Services


         The substantive provisions of the Fund Accounting, Dividend Disbursing & Transfer Agent and Administration Agreement between the Registrant and The Nottingham Company are discussed in Part B hereof.

ITEM 32.   Undertakings

         The Registrant hereby undertakes to comply with Section 16(c) of the Investment Company Act of 1940.

         Registrant undertakes to furnish each person to whom a Prospectus is delivered with a copy of the latest annual report to shareholders of each series of Registrant upon request and without charge.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rocky Mount, State of North Carolina on the 31st day of December, 1997.

GARDNER LEWIS INVESTMENT TRUST


      /s/ C. Frank Watson III
By:   C. Frank Watson  III
      Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


_*________________________________________________________________
Jack E. Brinson,  Trustee

_*________________________________________________________________
W. Whitfield Gardner, Trustee and Chairman (Principal Executive Officer)

_*________________________________________________________________
Steve J. Kneeley,  Trustee

_*_________________________________________________________________
J. Hope Reese,  Treasurer (Principal Financial Officer
                           and Principal Accounting Officer)



* By: /s/ C. Frank Watson III
        C. Frank Watson III
        Attorney-in-Fact                                Dated: December 31, 1997

                         GARDNER LEWIS INVESTMENT TRUST
                                  EXHIBIT INDEX


EXHIBIT NUMBER                      DESCRIPTION

EXHIBIT 11                          CONSENT OF AUDITORS
EXHIBIT 16                          COMPUTATION OF PERFORMANCE
EXHIBIT 27                          FINANCIAL DATA SCHEDULE